Exhibit 99.3

January 20, 2017

CONFIDENTIAL

Peabody Energy Corporation

701 Market Street

St. Louis, MO 63101

Attention: A. Verona Dorch, Chief Legal Officer

Official Committee of Unsecured Creditors of Peabody Energy Corporation

Morrison & Forrester LLP

250 55th Street

New York, New York 10019-9601

Attention: Lorenzo Marinuzzi

Backstop Commitment Letter

Ladies and Gentlemen:

Peabody Energy Corporation (the “Company”), and its direct and indirect subsidiaries (the Company , together with its direct and indirect subsidiaries, each a “Debtor” and, collectively, the “Debtors”) filed on April 13, 2016 voluntary cases under title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (as now in effect or hereinafter amended, and the rules and regulations promulgated hereunder, the “Bankruptcy Code”), in the United States Bankruptcy Court for the Eastern District of Missouri, (together with any court with jurisdiction over such cases, the “Bankruptcy Court”), which cases are being jointly administered under the case number 16-42529-399 (Bankr. E.D. Mo.) (the “Chapter 11 Cases”). Each of the Debtors has continued to operate its business as a debtor and debtor in possession during its Chapter 11 Cases. In connection with the financing of a proposed plan of reorganization described below, certain equity holders and certain members of the Ad Hoc Group of Non-Consenting Creditors that are signatories hereto as of January 20, 2017 (which shall be the effective date of this backstop commitment letter (this “Commitment Letter”)) (the “Commitment Parties”) and are holders of unsecured notes claims of the Debtors, second lien notes issued by the Debtors and convertible notes issued by the Debtors are prepared to “backstop” an equity rights offering to be consummated through a joint chapter 11 plan of reorganization for the Debtors upon the terms and conditions set forth on Exhibit A hereto (such Exhibit, hereinafter referred to as the “Term Sheet”). Each Commitment Party and each entity that, after the date hereof and in accordance with this Commitment Letter, as to which a Backstop Commitment (as defined below) is transferred pursuant to the second paragraph of Section 6 hereof, is referred to herein, individually, as a “Commitment Party” and, collectively, as the “Commitment Parties”. Capitalized terms used in this Commitment Letter that are not otherwise defined shall have the meanings ascribed to such terms in the Term Sheet. The term “Business Day” as used herein shall mean any day, other than a Saturday, Sunday or legal holiday, as defined in Bankruptcy Rule 9006(a).

The Term Sheet provides, among other things, that each holder of claims evidenced by, arising under or in connection with (a) the 2018/2021 Senior Notes Indenture (as it relates to the 6.00% senior unsecured notes due November 2018), the 6.00% senior unsecured notes due November 2018 or other agreements related thereto, against the Company, the Debtors set forth on Exhibit B under the heading “Encumbered Guarantor Debtors” (the “Encumbered Guarantor Debtors”) and the Debtors set forth on Exhibit B under the heading “Gold Fields Debtors” (the “Gold Fields Debtors”); (b) the 2020 Senior Notes Indenture, the 6.50% senior unsecured notes due September 2020 or other agreements related thereto, against the Company, the Encumbered Guarantor Debtors and the Gold Fields Debtors; (c) the 2018/2021 Senior Notes Indenture (as it relates to the 6.25% senior unsecured notes due November 2021), the 6.25% senior unsecured notes due November 2021 or other agreements related thereto, against the Company, the Encumbered Guarantor Debtors and the Gold Fields Debtors; and (d) the 2026 Senior Notes Indenture, the 7.875% senior unsecured notes due November 2026 or other agreements related thereto, against the Company, the Encumbered Guarantor Debtors and the Gold Fields Debtors (collectively, the “Allowed Senior Unsecured Notes Claims”), as of the record date set therefor, shall be granted rights (the “Subscription Rights”) entitling such holder to subscribe for up to its pro rata share of a number of common shares of reorganized Peabody Energy Corporation (or a newly-formed Delaware corporation or other entity as successor thereto), in each case, as provided for in the Term Sheet (the “Shares”) in a rights offering (the “Rights Offering”, and such Shares offered thereunder, the “Rights Offering Shares”), which Rights Offering Shares, collectively, will reflect an aggregate purchase price of $1,770,000,000 calculated by multiplying the number of Shares offered in the Rights Offering by a price per Share reflective of the Plan Enterprise Value less a 45% discount thereto (the “Purchase Price”). All holders of Allowed Senior Unsecured Notes Claims shall have the right, but not the obligation, to participate in the Rights Offering as provided in the Term Sheet. Each holder of Allowed Senior Unsecured Notes Claims, including, the Commitment Parties, that exercises all of it Subscription Rights to purchase the Rights Offering Shares shall have the right. but not the obligation, to subscribe, for the Per Share Price (as defined in the Term Sheet) and otherwise on the terms and subject to the conditions set forth in the Plan and the Rights Offering Procedures (as defined in the Term Sheet), for any Rights Offering Shares that have not been subscribed by holders of Allowed Senior Unsecured Notes Claims.

The proposed plan of reorganization (the “Plan”), the principal terms of which are set forth on the restructuring term sheet annexed hereto as Exhibit C (the “Restructuring Term Sheet”), provides, among other things:

(a) an enterprise value of $6,750,000,000;

(b) Exit Facility and potentially New Second Lien Notes in an aggregate amount of $2,000,000,000;

(c) the Rights Offering;

(d) exit costs in the amount of $500,000,000; and

(e) a long-term management incentive plan on market terms and at market economics.

As a result of the Plan,

(a) First Lien Lender Claims will be paid in full in cash;

(b) The Second Lien Notes will either be reinstated or holders of Second Lien Notes Claims will have the option to exchange their Second Lien Notes Claims for the right to receive their pro rata share (based on 100% of the Second Lien Note Claims) of $750 million in cash and 17.4% of the reorganized equity, subject to dilution, as described in the Term Sheet;

(c) Allowed Senior Unsecured Notes Claims will have subscription rights as described in the Term Sheet and will receive 100% of the reorganized equity less any reorganized equity holders of Second Lien Notes Claims elect to receive, subject to dilution, as described in the Term Sheet;

(d) Unsecured Subordinated Debenture Claims will receive Cashless A Warrants, as defined and described in the Term Sheet;

(e) PEC Interests will receive Cashless B Warrants, as defined and described in the Term Sheet; and

(f) Non-Note General Unsecured Claims shall receive their pro rata share of $70,000,000 in cash and/or certain other consideration as provided for in the Restructuring Term Sheet (including the option to share in the recovery given to Allowed Senior Unsecured Notes Claims).

1. Backstop Commitment.

(a) Each Commitment Party shall (i) fully exercise all Subscription Rights that are issued to it pursuant to the Rights Offering and duly purchase all Rights Offering Shares issuable to it pursuant to such exercise at the Purchase Price (each a “Subscription Rights Commitment” and, collectively, the “Subscription Rights Commitments”) (ii) vote all of its claims held against the Debtors in favor of the Plan, and (iii) purchase (on a several and not joint basis) the Rights Offering Shares (at a price per Share equal to the Purchase Price) that are not purchased as part of the Rights Offering by holders of Allowed Unsecured Notes Claims that are not Commitment Parties, in accordance with the percentage set forth on Schedule I hereto opposite the name of such Commitment Party, as the percentage on such Schedule I may be adjusted from time to time in accordance with Section 6 hereof (as to each Commitment Party, its “Backstop Commitment Percentage”), on the terms and subject to the conditions set forth in this Commitment Letter and in the Term Sheet (each a “Backstop Commitment” and, collectively, the “Backstop Commitments”). The Subscription Rights Commitment together with the Backstop Commitment of a Commitment Party are referred to herein as the “Commitment” of such Commitment Party, and, collectively with the Commitment of each other Commitment Party, the “Commitments”. The issuance of Rights Offering Shares to the Commitment Parties in respect of the Backstop Commitments shall be exempt from the registration requirements of the securities laws pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, or another available exemption from registration.

(b) The Commitment Parties and, by countersigning this Commitment Letter, the Debtors, hereby agree to cooperate, negotiate in good faith and seek to execute promptly following the date hereof a long-form “backstop commitment agreement” (including any exhibits and schedules thereto, hereinafter collectively referred to as the “Backstop Commitment Agreement”) on terms consistent with the Term Sheet, containing such other terms as are customary for transactions of this type and mutually acceptable and otherwise in form and substance acceptable to (i) the Commitment Parties holding at least 66 2/3% of the aggregate

Backstop Commitment Percentage, and (ii) at least one-half in number of the Commitment Parties (with all funds and accounts that are affiliates of, or managed or advised by, the same Commitment Party or other entity to be considered as a single Commitment Party and all such Commitment Parties in clauses (i) and (ii), the “Requisite Commitment Parties”), and the Debtors. Upon its execution by the Commitment Parties, the Backstop Commitment Agreement shall supersede this Commitment Letter.

2. Certain Conditions.

The obligations of the Debtors to issue the Rights Offering Shares and the Commitment Parties to purchase their Commitments hereunder shall be subject to the execution and delivery by the Commitment Parties and the Debtors (which execution and delivery by the Debtors may be by order of the Court or pursuant to a confirmed plan of reorganization) of the Backstop Commitment Agreement, which shall be on terms consistent with the Term Sheet, containing such other terms as are customary for transactions of this type and mutually acceptable, and otherwise in form and substance reasonably acceptable to the Requisite Commitment Parties and the Debtors.

3. Termination.

This Commitment Letter shall terminate (i) automatically, without further action or notice by any person, upon the execution and delivery of the Backstop Commitment Agreement by the Company subsequent to its execution of this Commitment Letter and each Commitment Party and each other additional Commitment Party, if any, that joins this Commitment Letter pursuant to Section 6 hereof, (ii) upon consummation of any Alternative Transaction (as defined in the Term Sheet), (iii) April 28, 2017 (the “Outside Date”); provided, that the Outside Date may be waived or extended (but in no event beyond June 30, 2017) with the prior written consent of the Requisite Commitment Parties, (iv) subsequent to its execution of this Commitment Letter, upon written notice by the Company if the board of directors of the Company determines that continued performance under this Commitment Letter (including taking any action or refraining from taking any action) would be inconsistent with the exercise of its fiduciary duties under applicable law (as reasonably determined by the board of directors of the Company in good faith after consultation with outside legal counsel and based on the advice of such counsel), or (v) subsequent to its execution of this Commitment Letter, upon written notice by the Company, on the one hand, or the Requisite Commitment Parties, on the other hand, as applicable, of such termination if the other parties have materially breached their representations, warranties or covenants contained herein and such breach is not otherwise cured by the breaching party within five (5) Business Days of receipt of written notice of such breach from the non-breaching party. Additionally, subsequent to its execution by the Company, this Commitment Letter may be terminated and the transactions contemplated hereby may be abandoned at any time by mutual written consent of the Company and the Requisite Commitment Parties. Upon any termination pursuant to the terms herein, this Commitment Letter shall forthwith become void and there shall be no further obligations or liabilities on the part of the Debtors or the Commitment Parties; provided, that the Debtors’ reimbursement obligations pursuant to Section 4 of this Commitment Letter, the Backstop Commitment Premium (as defined in the Term Sheet) and indemnification obligations pursuant to Section 5 of this Commitment Letter shall survive the termination of this Commitment Letter indefinitely and shall remain in full force and effect, in each case so long as the BCA Approval Order (as defined in the Term Sheet) has been entered by the Bankruptcy Court prior to the date of termination.

4. Fees.

So long as the BCA Approval Order has been entered by the Bankruptcy Court prior to the date of termination, the Debtors shall reimburse the fees and expenses of the Commitment Parties in accordance with the BCA Approval Order. If this Commitment Letter is terminated and the BCA Approval Order shall not have been entered prior to the date of such termination, nothing contained herein shall limit or restrict (i) the Commitment Parties from seeking allowance and payment of such fees and expenses of the Commitment Parties as administrative expenses of the Debtors’ estates under the Bankruptcy Code, including under Sections 503(b) and 507 thereof or (ii) the Debtors’ right to object thereto.

5. Indemnification.

(a) Subject to entry of the BCA Approval Order, if following the date hereof any action, suit or proceeding (related to or arising from this Commitment Letter or the transactions contemplated hereby or any claim, challenge, litigation, investigation or proceeding relating to any of the foregoing) shall be commenced against, or any claim or demand (related to or arising from this Commitment Letter or the transactions contemplated hereby) shall be asserted against any of the Commitment Parties by a third-party, then the Debtors together with their successors, on a joint and several basis, (each, an “Indemnifying Party”) shall indemnify, defend and hold harmless each Commitment Party and each of such Commitment Party’s affiliates and each of their respective officers, directors, managers, partners, stockholders, employees, advisors, agents and other representatives and any affiliate of the foregoing, and each of its respective successors and permitted assigns (each, an “Indemnified Party”) from and against, and shall promptly reimburse each Indemnified Party for, all losses, damages, liabilities, costs and expenses, including, without limitation, interest, court costs and reasonable attorneys’ fees and expenses arising or resulting from or in connection with any such action, suit or proceeding by a third-party (collectively, “Indemnified Liabilities”); provided, however that Indemnified Liabilities shall exclude any portion of such losses, damages, liabilities, costs or expenses found by a final, non-appealable judgment of a court of competent jurisdiction to arise from an Indemnified Party’s gross negligence, willful misconduct or fraud.

(b) Each Indemnified Party entitled to indemnification hereunder shall (i) give prompt written notice to the Indemnifying Party of any claim with respect to which it seeks indemnification or contribution pursuant to this Commitment Letter and (ii) permit such Indemnifying Party to assume the defense of such claim with counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party; provided, however, that any Indemnified Party entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (x) the Indemnifying Party has agreed in writing to pay such fees and expenses, (y) the Indemnifying Party shall have failed to assume the defense of such claim within twenty (20) days of delivery of the written notice of the Indemnified Party with respect to such claim or failed to employ counsel selected by such Indemnifying Party and reasonably satisfactory to such Indemnified Party or (z) in the reasonable judgment of such Indemnified Party, based upon advice of its counsel, a conflict of interest may exist between such Indemnified Party and the Indemnifying Party with respect to such claims (in which case, if the Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such claim on behalf of such Indemnified Party). In connection with any settlement negotiated by an Indemnifying Party, no Indemnifying Party shall, and no Indemnified Party shall be required by an Indemnifying Party to, (i) enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect to such claim or litigation, (ii) enter into any settlement that attributes, by its terms, liability to the Indemnified Party, or (iii) consent to the entry of any judgment that does not include as a term thereof a full dismissal of the litigation or proceeding with prejudice. In addition, without the consent of the Indemnified Party (which consent shall not be unreasonably withheld), no Indemnifying Party shall be permitted to consent to entry of any judgment or enter into any settlement which provides for any action on the part of the Indemnified Party other than the payment of money damages which are to be paid in full by the Indemnifying Party. If an Indemnifying Party fails or elects not to assume the defense of a claim pursuant to clause (y) above, or is not entitled to assume or continue the defense of such claim pursuant to clause (z) above, the Indemnified Party shall have the right without prejudice to its right of indemnification hereunder to, in its discretion, exercise in good faith and upon advice of counsel its rights to contest, defend and litigate such claim and may settle such claim, either before or after the initiation of litigation, at such time and upon such terms as the Indemnified Party deems fair and reasonable; provided, however that at least ten (10) days prior to any settlement, written notice of its intention to settle is given to the Indemnifying Party. If requested by the Indemnifying Party, the Indemnified Party agrees (at no expense to the Indemnified Party) to cooperate with the Indemnifying Party and its counsel in contesting any claim that the Indemnifying Party elects to contest.

6. Transfer and Assignment; Third Party Beneficiaries.

Commitment Parties shall not be entitled to transfer, directly or indirectly, all or any portion of their Backstop Commitments except as expressly provided in this Section 6. Each Commitment Party shall have the right to transfer, directly or indirectly, all or any portion of its Backstop Commitment to (i) any investment fund the primary investment advisor to which is such Commitment Party or an affiliate thereof (an “Affiliated Fund”) or (ii) one or more special purpose vehicles that are wholly owned by one or more of such Commitment Party and its Affiliated Funds, created for the purpose of holding such Backstop Commitment or holding debt or equity of the Debtors, provided, that such Commitment Party either (A) shall have provided an adequate equity support letter or a guarantee of such special purpose vehicle’s Backstop Commitment in form and substance reasonably acceptable to the Debtors or (B) shall remain obligated to fund such Backstop Commitment; provided, further that such special purpose vehicle shall not be related to or affiliated with any portfolio company of such Commitment Party or any of its affiliates or Affiliated Funds (other than solely by virtue of its affiliation with such Commitment Party) and the equity of such special purpose vehicle shall not be directly or indirectly transferable other than to such entities described in clauses (i) or (ii) above, and in such manner as such Commitment Party’s Backstop Commitment is transferable pursuant to this paragraph (each of the entities referred to in clauses (i) and (ii) above, an “Ultimate Purchaser”). In each case of a Commitment Party’s transfer of all or any portion of its Backstop Commitment pursuant to this paragraph, (1) the Ultimate Purchaser shall have provided a written agreement to the Company and counsel to the Commitment Parties subsequent to its execution of this Commitment Letter under which it (x) confirms that it is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act or a “qualified institutional buyer” within the meaning of Rule 144A of the Securities Act, (y) agrees to purchase such portion of such Commitment Party’s Backstop Commitment and (z) agrees to be fully bound by, and subject to, this Commitment Letter as a Commitment Party hereto, and (2) the transferring Commitment Party and the Ultimate Purchaser shall have duly executed and delivered to the Debtors written notice of such transfer; provided, however, that no such transfer shall relieve the transferring Commitment Party from any of its obligations under this Commitment Letter. Notwithstanding anything to the contrary, the terms “Commitment Party” and “Commitment Parties” shall include any Ultimate Purchaser pursuant to the provisions of this paragraph.

In addition to transfers pursuant to the preceding paragraph, each Commitment Party shall have the right to transfer, directly or indirectly, all or any portion of its Backstop Commitment to any other entity; provided, that (i) with respect to any such transfer of a Backstop Commitment to a single transferee, the amount of such Backstop Commitment is no less than $5,000,000, or all of the Backstop Commitment of such Commitment Party or the Backstop Commitment of any fund or account on behalf of which such Commitment Party is acting if such Commitment Party, fund or account holds a Backstop Commitment representing less than $10,000,000, (ii) with respect to any transferee that is not a Commitment Party, such transferee agrees, pursuant to a joinder agreement, substantially in the form attached hereto as Annex A (“Joinder Agreement”), to be bound by the obligations of such Commitment Party under this Commitment Letter, and each of such Commitment Party, such transferee and the Company shall have duly executed and delivered to each other a copy of such Joinder Agreement, and (iii) with respect to any transferee that is a Commitment Party, such transferee and the transferring Commitment Party shall have duly executed and delivered to Milbank, Tweed, Hadley & McCloy LLP (“Milbank”) acting solely on behalf of the Requisite Commitment Parties, and, after execution of this agreement by the Debtors, the Debtors, written notice of such transfer in form and substance reasonably acceptable to the Requisite Commitment Parties and the Debtors, as the case may be, and Milbank acting solely on behalf of the Requisite Commitment Parties and the Debtors, as the case may be, shall have delivered countersigned copies of such notice to such transferee and the transferring Commitment Party, and provided, further, that (except with respect to a transfer to a Commitment Party) (i) either the Requisite Commitment Parties or the Debtors, acting in good faith, shall have determined, in their reasonable discretion after due inquiry and investigation, that the proposed transferee is reasonably capable of fulfilling such obligations, or (ii) absent such a determination, the proposed transferee shall have deposited with an agent of the Debtors or into an escrow account under arrangements satisfactory to the Requisite Commitment Parties or the Debtors funds sufficient, in the reasonable determination of the Requisite Commitment Parties or the Debtors, to satisfy such proposed transferee’s Backstop Commitment. Upon compliance with this paragraph, the transferring Commitment Party shall be deemed to relinquish its rights (and be released from its obligations, except for any claim for breach of this Commitment Letter that occurs prior to such transfer) under this Commitment Letter to the extent of such transferred rights and obligations, and the transferee shall be fully bound as a Commitment Party hereunder for all purposes of this Commitment Letter. Any transfer made in violation of this paragraph shall be deemed null and void ab initio and of no force or effect, regardless of any prior notice provided to the Debtors or any Commitment Party, and shall not create any obligation or liability of any Debtor or any other Commitment Party to the purported transferee. Upon the effectiveness of any transfer of all or a portion of a Backstop Commitment pursuant to this Section 6, Milbank, acting solely on behalf of the Requisite Commitment Parties, and/or the Company shall update Schedule I hereto, as applicable, to reflect such transfer, and such updates shall not constitute an amendment to this Commitment Letter. The Company shall provide a copy of any such transfer notice, Joinder Agreement or other agreement entered into in connection with any transfers pursuant to this Section 6, together with any updates to Schedules IA and/or IB hereto, to counsel to the Commitment Parties promptly, and in any event within one (1) Business Day following receipt by the Company of any such agreement or notice or the date of any such update, as applicable.

Except as provided in this Section 6, neither this Commitment Letter nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the Company (subsequent to its execution hereof) and the Requisite Commitment Parties, which consent shall not be unreasonably withheld, conditioned or delayed, and any purported assignment in violation of this Section 6 shall be void ab initio.

Except as provided in Section 5 of this Commitment Letter with respect to the Indemnified Party, this Commitment Letter is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Commitment Letter.

7. Representations and Warranties.

(a) Each of the Commitment Parties severally and not jointly represents and warrants to the Debtors as follows:

(i) Such Commitment Party has been duly organized or formed, as applicable, and is validly existing in good standing under the applicable laws of its jurisdiction of organization or formation. Such Commitment Party has the requisite power and authority to enter into, execute and deliver this Commitment Letter and to perform its obligations hereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Commitment Letter. This Commitment Letter has been duly and validly executed and delivered by such Commitment Party and, assuming due and valid execution hereof by the Company, constitutes its valid and binding obligation, enforceable against such Commitment Party in accordance with its terms. Such Commitment Party has, and will have on the dates its Commitments hereunder are required to be performed, sufficient funds available to purchase its Commitments hereunder on the terms contemplated by this Commitment Letter and the Term Sheet and to consummate the other transactions contemplated by this Commitment Letter and the Term Sheet.

(b) The Company represents and warrants to the Commitment Parties as follows:

(i) The Company has been duly organized and is validly existing as a limited liability company in good standing under the applicable laws of the State of Delaware. The Company has the requisite power and authority to enter into, execute and deliver this Commitment Letter and to perform its obligations hereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Commitment Letter. This Commitment Letter has been duly and validly executed and delivered by the Company and, subject to entry of any required orders of the Bankruptcy Court, and assuming valid execution hereof by the Commitment Parties, constitutes its valid and binding obligation, enforceable against the Company in accordance with its terms.

8. Confidentiality. Except as may be required by law or the Bankruptcy Court, the Company agrees to keep confidential and not provide or disclose any of the Backstop Commitment Percentages set forth in Schedule I hereto, except as provided herein.

9. Specific Performance.

The parties hereto agree that irreparable damage would occur if any provision of this Commitment Letter were not performed in accordance with the terms hereof and that the parties hereto shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of this Commitment Letter or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Unless otherwise expressly stated in this Commitment Letter, no right or remedy described or provided in this Commitment Letter is intended to be exclusive or to preclude a party hereto from pursuing other rights and remedies to the extent available under this Commitment Letter, at law or in equity.

10. Governing Law; Jurisdiction.

This Commitment Letter shall be governed and construed in accordance with the laws of the State of New York without application of any choice of law provisions that would require the application of the laws of another jurisdiction. The parties hereto consent and agree that any action to enforce this Commitment Letter or any dispute, whether such dispute arises in law or equity, arising out of or relating to this Commitment Letter and the agreements, instruments and documents contemplated hereby shall be brought exclusively in the Bankruptcy Court. The parties consent to and agree to the exclusive jurisdiction of the Bankruptcy Court. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable law, any claim that (i) such party is not personally subject to the jurisdiction of the Bankruptcy Court, (ii) such party and such party’s property is immune from any legal process issued by the Bankruptcy Court or (iii) any litigation or other proceeding commenced in the Bankruptcy Court is brought in an inconvenient forum.

11. Amendments.

This Commitment Letter represents the final agreement and the entire understanding among the parties hereto with respect to the subject matter hereof and may not be contradicted by evidence of prior or contemporaneous agreements and understandings of the parties. This Commitment Letter supersedes and replaces any prior understandings or proposals, whether oral, written or implied, between the parties hereto regarding the matters described herein. This Commitment Letter may only be modified, amended or supplemented as provided by the Term Sheet, or by an agreement signed by the Company (subsequent to the execution hereof) and the Requisite Commitment Parties, provided, that (a) any Commitment Party’s prior written consent shall be required for any amendment that would, directly or indirectly: (i) increase the amount of such Commitment Party’s Commitment, (ii) modify such Commitment Party’s Backstop Commitment Percentage (other than as described herein pursuant to Section 6), or (iii) have a materially adverse and disproportionate effect on such Commitment Party; (b) the prior written consent of each Commitment Party that is still a Commitment Party as of such date of amendment shall be required for any amendment to the definition of “Requisite Commitment Parties” or “Outside Date” herein; and (c) no amendment or modification of the rights or obligations of the Commitment Parties or the terms of the Rights Offering as set forth hereunder may be made unless the Requisite Commitment Parties consent to such amendment or modification. Notwithstanding the foregoing, the Schedule I hereto shall be revised as necessary without requiring a written instrument signed by the Company and the Requisite Commitment Parties to reflect changes in the composition of the Commitment Parties and Backstop Commitment Percentages as a result of transfers permitted in accordance with the terms and conditions of this Commitment Letter.

12. Counterparts.

This Commitment Letter may be executed in any number of counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to each other party (including via facsimile or other electronic transmission), it being understood that each party need not sign the same counterpart.

13. No Fiduciary Duties.

Notwithstanding anything to the contrary herein, the entry into this Commitment Letter and the transactions contemplated hereby shall not create any fiduciary duties between and among the Commitment Parties or other duties or responsibilities to each other, the Debtors, or any Debtor’s creditors or other stakeholders.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Commitment Letter as of the date first above written.

COMMITMENT PARTIES

[COMMITMENT PARTY], by and on behalf of certain of its and its affiliates’ managed funds and/or accounts

By:
Name:
Title:

[Signature Page to Backstop Commitment Letter]

[COMMITMENT PARTY], by and on behalf of certain of its and its affiliates’ managed funds and/or accounts

By:
Name:
Title:

[Signature Page to Backstop Commitment Letter]

[COMMITMENT PARTY], by and on behalf of certain of its and its affiliates’ managed funds and/or accounts

By:
Name:
Title:

[Signature Page to Backstop Commitment Letter]

[COMMITMENT PARTY], by and on behalf of certain of its and its affiliates’ managed funds and/or accounts

By:
Name:
Title:

[Signature Page to Backstop Commitment Letter]

AGREED AND ACCEPTED AS OF THE
DATE FIRST SET FORTH ABOVE:

PEABODY ENERGY CORPORATION, as Debtor

By:
Name:
Title:

[Signature Page to Backstop Commitment Letter]

SCHEDULE I –BACKSTOP COMMITMENTS

ANNEX A

FORM OF JOINDER AGREEMENT

This joinder agreement (the “Joinder Agreement”) to the Backstop Commitment Letter dated January 20, 2017 (as amended, supplemented or otherwise modified from time to time, the “Agreement”), between the Company (as defined in the Agreement) and the Commitment Parties (as defined in the Agreement) is executed and delivered by                      (the “Joining Party”) as of             , 2017 (the “Joinder Date”). Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Agreement.

Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the Agreement, a copy of which is attached to this Joinder Agreement as Annex I (as the same has been or may be hereafter amended, restated or otherwise modified from time to time in accordance with the provisions hereof). The Joining Party shall hereafter be deemed to be a “Commitment Party” for all purposes under the Agreement.

Representations and Warranties. The Joining Party hereby severally and not jointly makes the representations and warranties of the Initial Commitment Parties set forth in Section 7(a) of the Agreement to the Debtors as of the date of this Joinder Agreement.

Governing Law. This Joinder Agreement shall be governed by and construed in accordance with the laws of the State of New York without application of any choice of law provisions that would require the application of the laws of another jurisdiction.

[Signature pages follow.]

IN WITNESS WHEREOF, the Joining Party has caused this Joinder Agreement to be executed as of the Joinder Date.

JOINING PARTY

[COMMITMENT PARTY], by and on behalf of certain of its and its affiliates’ managed funds and/or accounts

By:
Name:
Title:

Holdings:

AGREED AND ACCEPTED AS OF THE
JOINDER DATE:

PEABODY ENERGY CORPORATION, as Debtor

By:
Name:
Title:

EXHIBIT A

PEABODY ENERGY CORPORATION

Backstop Term Sheet

This rights offering backstop term sheet (this “Term Sheet”) is not an offer or a solicitation with respect to any securities of Peabody Energy Corporation or Newco (as defined below) or any of Peabody Energy Corporation’s subsidiaries or affiliates. Any such offer or solicitation shall comply with all applicable securities laws and/or provisions of title 11 of the United States Code (as amended, the “Bankruptcy Code”). This Term Sheet is being provided in connection with that certain Backstop Commitment Letter, dated as of January 20, 2017 delivered by certain holders of other interests and claims against the Company (together with the exhibits and schedules attached thereto, the “Commitment Letter”) to Peabody Energy Corporation, on behalf of itself and its direct and indirect subsidiaries or such other entity acting as plan proponent of the Debtors’ estate (collectively, the “Company”), and sets forth certain principal terms and conditions of the rights offering and backstop transactions contemplated by that certain Restructuring Term Sheet annexed to the Commitment Letter as Exhibit C (the “Restructuring Term Sheet”).

Capitalized terms that are used and not otherwise defined herein shall have the meanings given to them in the Commitment Letter or the Restructuring Term Sheet, as applicable.

RIGHTS OFFERING

Term	Description
Rights Offering:

This Term Sheet describes the proposed rights offering (the “Rights Offering”) of a number of shares of common stock (“New Common Stock”) to be issued by the reorganized Company or a newly formed Delaware entity as successor thereto (“Newco”), (the “Rights Offering Shares”) for an aggregate purchase price of $1,770,000,000 (the “Rights Offering Amount”) at a price per share (the “Per Share Price”) to be determined using a plan enterprise value equal to $6,750,000,000 and applying a 45% discount thereto.

The Rights Offering shall be open to all holders of Allowed Senior Unsecured Notes Claims of the Company as of a record date, and shall be implemented in connection with a joint plan of reorganization to be filed for and on behalf of the Debtors estates in the Chapter 11 Cases (as may be amended, supplemented, or otherwise modified from time to time reasonably satisfactory to the Requisite Commitment Parties, the “Plan”), which shall be substantially on the terms set forth in the Restructuring Term Sheet.

The issuance of the Subscription Rights (as defined below) and the issuance of shares of New Common Stock upon the exercise thereof shall be exempt from the registration requirements of the securities laws pursuant to section 1145 of the Bankruptcy Code.

Dilution:

The holders of unsecured senior note claims will receive 82.6% of the shares of New Common Stock to be issued as distributions under the Plan and holders of second lien notes claims will receive 17.4% of the shares of New Common Stock to be issued as distributions under the Plan, each subject to dilution only by:

(a) the Rights Offering;

(b) the Backstop Penny Warrants;

(c) the Backstop Commitment Premium;

(d) to the extent issued pursuant to the terms of the Plan, the cashless warrants for 20% of the total shares of reorganized New Common Stock to be issued as distributions under the Plan to the holders of junior convertible notes, exercisable for seven years at a valuation at which participating holders of Allowed Senior Unsecured Notes Claims receive a par recovery (the “Cashless A Warrants”);

(e) to the extent issued pursuant to the terms of the Plan, the cashless warrants for 5% of the total shares of reorganized New Common Stock to be issued as distributions under the Plan to the holders of equity, exercisable for seven years at a valuation at which convertible noteholders receive a par recovery (the “Cashless B Warrants”); and

(f) the reorganized Newco Long Term Incentive Plan on market terms and at market economics (the “LTIP”).

The Rights Offering Shares will be subject to dilution only by:

(a) the LTIP;

(b) the Cashless A Warrants; and

(c) the Cashless B Warrants.

The Backstop Penny Warrants will be subject to dilution only by:

(a) the LTIP;

(b) the Cashless A Warrants; and

(c) the Cashless B Warrants.

The Cashless A Warrants and Cashless B Warrants will be subject to dilution by the LTIP.

Implementation of the Rights Offering:

The Debtors shall implement the Rights Offering through customary subscription documentation and procedures that are in form and substance reasonably acceptable to the Debtors and the Requisite Commitment Parties.

If the Rights Offering is terminated for any reason, the funded amounts will be refunded to the applicable participant, without interest, as soon as practicable following termination of the Rights Offering.

The exercise of a Subscription Right will be irrevocable unless the Rights Offering is not consummated by the date on which the Backstop Commitment Agreement is terminated. Rights Offering participants will also be granted oversubscription rights such that any New Common Stock not subscribed for and purchased by a Rights Offering participant may be subscribed for by other Rights Offering participants.

Backstop Commitment Premium, Penny Warrants and Contingent Fee:

The Commitment Parties shall receive (i) a backstop premium equal to 6.25% of the $1,770,000,000 committed amount (the “Backstop Commitment Premium”), payable in the form of New Common Stock at Plan equity value, and (ii) penny warrants for 1% of the reorganized equity of the Company (the “Backstop Penny Warrants”);

All amounts payable to the Commitment Parties in their capacities as such for the Backstop Commitment Premium and the Backstop Penny Warrants shall be paid pro rata based on the amount of their respective Backstop Commitments on the Effective Date.

The Backstop Commitment Premium, the Backstop Penny Warrants and the fees and expenses of the Commitment Parties shall constitute allowed administrative expenses of the Debtors’ estates under sections 503(b) and 507 of the Bankruptcy Code under the BCA Approval Order. The issuance of the Backstop Commitment Premium payable in the form of New Common Stock shall be exempt from the registration requirements of the securities laws pursuant to section 1145 of the Bankruptcy Code.

A contingent fee up to 4% of the total equity capital raised shall be payable in cash to or at the discretion of any Commitment Party that has a final commitment in excess of $300 million subject to and after the occurrence of the Effective Date solely from that portion of the cash flows of the Company in excess, if any, of an amount to be determined in consultation with the Company (such amount to be measured quarterly until such fee is paid in full, if ever).

Registration Rights:

Each Commitment Party (including their affiliates who hold New Common Stock) and each holder of unsecured senior note claims that receives 10% or more of the shares of New Common Stock issued under the Plan and/or the Rights Offering or that cannot sell its shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), without volume or manner of sale restrictions (collectively, the “Registration Rights Agreement Parties”) shall be entitled to customary registration rights with respect to such New Common Stock, pursuant to a registration rights agreement to be entered into, as of the Effective Date, by Newco and the Registration Rights Agreement Parties (the “Registration Rights Agreement”).

The Registration Rights Agreement will provide customary piggy-back and demand registration rights to the Registration Rights Agreement Parties (including, without limitation, rights regarding “shelf” registrations and underwritten offerings).

The Registration Rights Agreement shall be in substantially the form to be filed with the Plan Supplement, provided that such form is in form and substance reasonably acceptable to Newco and the Requisite Commitment Parties.

Debtors’ Representations and Warranties:	The Backstop Commitment Agreement shall contain customary representations and warranties on the part of the Debtors, including:

•       Corporate organization, qualification and good standing;

•       Requisite corporate power and authority with respect to execution and delivery of transaction documents;

•       Due execution and delivery and enforceability of transaction documents;

•       Capitalization;

•       The status of the New Common Stock as duly and validly authorized and issued, and fully paid and non-assessable;

•       No conflicts with respect to organizational documents;

•       Arm’s length nature of Commitment Parties to the Company;

•       Financial statements fairly present the financial condition of the Company and were prepared in accordance with GAAP;

•       The Debtors’ filing of all required SEC reports, and the absence of untrue statements of material facts or omissions therein;

•       No Material Adverse Effect (to be defined in the Backstop Commitment Agreement) since December 31, 2015;

•       No violations of constituent documents;

•       No undisclosed relationships with directors, officers or 5% shareholders;

•       Tax matters including compliance with tax laws, timely filing and accuracy of tax returns and absence of claims, waivers, extensions and examinations;

•       Compliance with ERISA and other representations related to employee benefit plans, compensation and benefit arrangements and employment matters;

•       Maintenance of a system of internal control over financial reporting, and disclosure controls and procedures;

•       No unlawful payments, and compliance with money laundering and sanctions laws;

•       No broker’s fees;

•       Inapplicability of takeover statutes and board authorization of the issuance of New Common Stock pursuant to the Plan, the Rights Offering, and the Backstop Commitments;

•       Investment Company Act;

•       Insurance coverage, status of policies and payment of premiums;

•       No Alternative Transactions (as defined below);

•       All information provided to the Commitment Parties is complete and accurate in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading;

• Subject to Material Adverse Effect qualification (provided, that none of the foregoing representations will be subject to such a qualification):

•       Consents and approvals (other than Bankruptcy Court approval);

•       No conflicts (other than with respect to organizational documents);

•       Compliance with laws;

•       Legal proceedings;

•       Labor relations disputes or violations;

•       Rights to intellectual property and no claims of infringement related thereto;

•       Material contracts, including validity, enforceability and status thereof;

•       Real and personal property, including validity of title and absence of liens;

•       Status of real property leases and compliance with obligations thereunder;

•       Compliance with environmental laws and absence of certain environmental liabilities; and

•       Licenses and permits, including possession and status thereof.

None of the representations and warranties set forth above will survive the Effective Date.

Commitment Parties’ Representations and Warranties:	The Backstop Commitment Agreement shall contain customary representations and warranties on the part of the Commitment Parties, to be provided severally and not jointly, including:

•       Corporate organization and good standing;

•       Requisite corporate power and authority with respect to execution and delivery of transaction documents;

•       Due execution and delivery and enforceability of transaction documents;

•       Acknowledgement of no registration under the Securities Act;

•       Acquiring Rights Offering Shares, if any, for investment purposes, and not with a view to distribution in violation of the Securities Act;

•       No consents or approvals (subject to Material Adverse Effect qualification);

•       No conflicts (subject to Material Adverse Effect qualification, other than representation regarding organizational documents);

•       Accredited investor or qualified institutional buyer; and

•       Independent investment decision.

None of the representations and warranties set forth above will survive the Effective Date.

Interim Operating Covenant:

Prior to and through the Effective Date, except as set forth in the Backstop Commitment Agreement or the Plan, or with the written consent of the Requisite Commitment Parties, the Company (x) shall, and shall cause its subsidiaries to, carry on their businesses in the ordinary course and use their commercially reasonable efforts to preserve intact their current material business organizations, keep available the services of their current officers and employees and preserve their material relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with the Company or its subsidiaries and make any required filing with the Securities and Exchange Commission within the time periods required under the Exchange Act, and (y) shall not, and shall not permit its direct or subsidiaries to, enter into any transactions which are material to the Company, other than transactions in the ordinary course of business that are consistent with prior business practices and the parameters described in the Backstop Commitment Agreement or the Plan.

For the avoidance of doubt, the following shall be deemed to occur outside of the ordinary course of business of the Debtors and will require the prior written consent of the Requisite Commitment Parties (unless otherwise contemplated by the Backstop Commitment Agreement or the Plan): (a) any amendment, modification, termination, waiver, supplement, restatement or other change to any material contract or any assumption of any material contract, (b) entry into, or any amendment, modification, termination, waiver, supplement, restatement or other change to any employment agreement to which any of the Debtors is a party, and (c) the adoption or amendment of any management incentive or equity plan by any of the Debtors, except for the LTIP (as defined below).

In addition, the Company shall be subject to covenants regarding the following:

•       The proportional adjustment of the number of Rights Offering Shares committed to be purchased by the Commitment Parties in the event of a stock split, stock dividend, stock combination or similar transaction affecting the number of issued and outstanding shares of New Common Stock;

• No market stabilization or manipulation of the price of the New Common Stock; and

• The use of proceeds from the Rights Offering as set forth in the Backstop Commitment Agreement.

Listing:	Newco shall use reasonable best efforts to cause the New Common Stock to be listed for trading on the New York Stock Exchange on the Effective Date or as soon as possible thereafter.

Conditions Precedent:	The Backstop Commitments and the Debtors’ obligations to consummate the transactions contemplated in connection therewith will be subject to customary conditions precedent (the “Conditions Precedent”), including:

Conditions Precedent to the Backstop Commitments and the Debtors’ obligations:

(i) the Bankruptcy Court shall have entered a final order, in form and substance reasonably acceptable to the Requisite Commitment Parties, approving a disclosure statement with respect to the Plan and approving the procedures with respect to the Rights Offering and the solicitation with respect to the Plan which are in form and substance reasonably acceptable to the Requisite Commitment Parties (the “Solicitation Order”);

(ii) the Bankruptcy Court shall have entered a final order, in form and substance reasonably acceptable to the Requisite Commitment Parties, confirming the Plan (the “Confirmation Order”) and no order staying the Confirmation Order shall be in effect;

(iii) the Effective Date shall have occurred in accordance with the terms and conditions therein and in the Confirmation Order;

(iv)	any applicable HSR waiting period shall have expired and all other regulatory consents and notices shall have been obtained or filed;

(v)	the Bankruptcy Court shall have entered a final order, in form and substance reasonably acceptable to the Requisite Commitment Parties, authorizing and/or directing the Company (on behalf of itself and the other Debtors) to execute and deliver the Backstop Commitment Agreement (the “BCA Approval Order”);

(vi)	the Rights Offering shall have been conducted and shall have expired in accordance with the terms of the Backstop Commitment Agreement;

(vii)	no law or order shall have been issued that prohibits the implementation of the Plan or the transactions contemplated by the Backstop Commitment Agreement;

(viii)	the exit facility contemplated in the Restructuring Term Sheet (the “Exit Facility”) shall have become effective; and

(ix)	the Debtors shall issue, to the extent the principal amount of the Exit Facility is less than $2.0 billion, New Second Lien Notes (as defined in the Restructuring Term Sheet) in principal amount of up to $500 million on market terms.

Conditions Precedent only to the Backstop Commitments:

(i)	the Registration Rights Agreement shall have been executed and shall be effective by its terms; and the Backstop Commitment Agreement shall have been executed and shall be effective by its terms;

(ii)	the organizational documents of Newco shall have been approved and adopted;

(iii)	the Debtors shall have paid all fees and expenses of the Commitment Parties pursuant to, and in accordance with, the Backstop Commitment Agreement;

(iv)	the Debtors shall have complied with the terms of the Plan on or prior to the Effective Date;

(v)	the Rights Offering and rights offering procedures under the Backstop Commitment Agreement (the “Rights Offering Procedures”) shall have been conducted in accordance with the Solicitation Order and the Backstop Commitment Agreement;

	(vi)	there has been no Material Adverse Effect that is continuing;

	(vii)	the assumption or rejection and/or amendment of certain material contracts and the liability of the Debtors with respect to such contracts shall be reasonably satisfactory to the Requisite Commitment Parties;

	(viii)	the truth and accuracy of the Debtors’ representations and warranties, the Debtors’ performance and compliance with covenants and agreements (in each case, with customary materiality qualifications), and delivery of an officer’s certificate to such effect and certifying that there is no Material Adverse Effect that is continuing;

	(ix)	the receipt of the Funding Notice (to be defined in the Backstop Commitment Agreement) by the Backstop Commitment Parties;

	(x)	specific confirmatory due diligence related to the assumptions incorporated into the Debtors’ plan, including their cash forecast and exit cash requirements is satisfactory to the Requisite Commitment Parties acting reasonably; and

	(xi)	the gross proceeds of the Rights Offering (including pursuant to the Backstop Commitments), shall be equal to or greater than $1.770 billion.

Conditions Precedent only to the Debtors’ obligations:

	(i)	the truth and accuracy of the Commitment Parties’ representations and warranties and the Commitment Parties’ performance and compliance with covenants and agreements (in each case, with customary materiality qualifications).

Termination of the Backstop Commitment Agreement:	Upon the occurrence of a Termination Event (as defined below), all of the Commitment Parties’ and Debtors’ obligations under the Backstop Commitment Agreement shall automatically terminate except as set forth in the Backstop Commitment Agreement.

A “Termination Event” shall include the occurrence of any of the following:[1]

Termination by the Requisite Commitment Parties (upon written notice):

(i)	on or after 11:59 p.m. (New York City time) on April 28, 2017 (as may be extended pursuant to the following proviso, the “Outside Date”); provided, that the Outside Date may be waived or extended (but in no event beyond 5:00 p.m., New York City time on June 30, 2017) with the prior written consent of the Requisite Commitment Parties;

(ii)	the Solicitation Order or the BCA Approval Order is reversed, stayed, dismissed, vacated or reconsidered or is modified or amended without the Requisite Commitment Parties’ prior written consent (not to be unreasonably withheld, conditioned or delayed) in a manner that prevents or prohibits the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Debtors subject to the reasonable satisfaction of the Requisite Commitment Parties;

(iii)	any material breach of any representation, warranty or covenant of the Backstop Commitment Agreement by the Debtors (to the extent not otherwise cured or waived in accordance with the terms thereof);

(iv)	the Bankruptcy Court approves or authorizes any dissolution, winding up, liquidation, reorganization, assignment for the benefit of creditors, merger, transaction, consolidation, business combination, joint venture, partnership, sale of assets, financing (debt or equity), or restructuring of any of the Debtors, other than the transactions contemplated by the Backstop Commitment Agreement (an “Alternative Transaction”) or the Debtors enter into any agreement providing for the consummation of an Alternate Transaction;

(v)	after entry of the BCA Approval Order, the material and adverse (to the Commitment Parties) amendment or modification, or the filing by the Debtors of a pleading seeking authority to effect such amendment or modification, of the Exit Facility, the Backstop Commitment Agreement, the Rights Offering Procedures, the Plan, the Disclosure Statement or any documents related to the Plan, notices, exhibits or appendices, or any of the definitive documents, without the consent (not to be unreasonably withheld, conditioned or delayed) of the Requisite Commitment Parties or the public announcement by the Debtors of the intention to do any of the foregoing;

[1]	All dates are subject to discussion with Ad Hoc Group.

(vi)	any of the orders approving the Exit Facility, the Backstop Commitment Agreement, the Rights Offering Procedures, the Plan or the Disclosure Statement, or the Confirmation Order are reversed, stayed, dismissed, vacated or reconsidered or modified or amended without the consent (not to be unreasonably withheld, conditioned or delayed) of the Requisite Commitment Parties (and such action has not been reversed or vacated within thirty (30) calendar days after its issuance) in a manner that prevents or prohibits the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Debtors subject to the reasonable satisfaction of the Requisite Commitment Parties; or

(vii)	any court of competent jurisdiction or other competent governmental or regulatory authority issues a final, non-appealable order making illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Debtors subject to the reasonable satisfaction of the Requisite Commitment Parties.

Termination by Company (upon written notice):

(i)	on or after 11:59 p.m. (New York City time) on the Outside Date;

(ii)	the Solicitation Order or the BCA Approval Order is reversed, stayed, dismissed, vacated or reconsidered or is modified or amended without the Company’s acquiescence or prior written consent (not to be unreasonably withheld, conditioned or delayed) in a manner that prevents or prohibits the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Commitment Parties subject to the reasonable satisfaction of the Debtors;

(iii)	any material breach of any representation, warranty or covenant of the Backstop Commitment Agreement by the Commitment Parties (to the extent not otherwise cured or waived in accordance with the terms thereof) provided that the Company shall not have a right to terminate the Agreement as a result of the failure of a Commitment Party to fund its Backstop Commitment so long as such Backstop Commitment is funded by one of the remaining Commitment Parties;

(iv)	any of the orders approving the Exit Facility, the Backstop Commitment Agreement, the Rights Offering Procedures, the Plan or the Disclosure Statement, or the Confirmation Order are reversed, stayed, dismissed, vacated or reconsidered or modified or amended without the acquiescence or consent (not to be unreasonably withheld, conditioned or delayed) of the Company (and such action has not been reversed or vacated within thirty (30) calendar days after its issuance) in a manner that prevents or prohibits the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Commitment Parties subject to the reasonable satisfaction of the Debtors;

	(v)	any court of competent jurisdiction or other competent governmental or regulatory authority issues a final, non-appealable order making illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Commitment Parties subject to the reasonable satisfaction of the Debtors; or

	(vi)	solely if the Bankruptcy Court has entered the BCA Approval Order but has not yet entered the Confirmation Order, the board of directors of the Company determines that continued performance under the Backstop Commitment Agreement (including taking any action or refraining from taking any action) would be inconsistent with the exercise of its fiduciary duties under applicable law (as reasonably determined by such entity in good faith after consultation with outside legal counsel and based on the advice of such counsel) (any such termination, a “Fiduciary Out Termination”).

Specific Performance:	The parties agree that irreparable damage would occur if any provision of the Backstop Commitment Agreement were not performed in accordance with the terms thereof and hereof and that the parties thereto shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of the Backstop Commitment Agreement or to enforce specifically the performance of the terms and provisions thereof and hereof, in addition to any other remedy to which they are entitled at law or in equity. Unless otherwise expressly stated in the Backstop Commitment Agreement or herein, no right or remedy described or provided in the Backstop Commitment Agreement or herein is intended to be exclusive or to preclude a party thereto from pursuing other rights and remedies to the extent available under the Backstop Commitment Agreement, herein, at law or in equity.

EXHIBIT B

Encumbered Guarantor Debtors

	Debtor’s Name	Debtor’s EIN Number	Debtor’s Case No.
1.	American Land Development, LLC	20-3405570	16-42535
2.	American Land Holdings of Colorado, LLC	26-3730572	16-42540
3.	American Land Holdings of Illinois, LLC	30-0440127	16-42600
4.	American Land Holdings of Indiana, LLC	20-2514299	16-42546
5.	American Land Holdings of Kentucky, LLC	20-0766113	16-42589
6.	American Land Holdings of West Virginia, LLC	20-5744666	16-42571
7.	Big Ridge, Inc.	37-1126950	16-42553
8.	Big Sky Coal Company	81-0476071	16-42530
9.	Black Hills Mining Company, LLC	32-0049741	16-42544
10.	BTU Western Resources, Inc.	20-1019486	16-42554
11.	Caballo Grande, LLC	27-1773243	16-42559
12.	Caseyville Dock Company, LLC	20-8080107	16-42537
13.	Central States Coal Reserves of Illinois, LLC	43-1869432	16-42688
14.	Central States Coal Reserves of Indiana, LLC	20-3960696	16-42551
15.	Century Mineral Resources, Inc.	36-3925555	16-42567
16.	Coal Reserve Holding Limited Liability Company No. 1	43-1922737	16-42543
17.	COALSALES II, LLC	43-1610419	16-42570
18.	Conservancy Resources, LLC	20-5744701	16-42564
19.	Cottonwood Land Company	43-1721982	16-42572
20.	Cyprus Creek Land Company	73-1625890	16-42534
21.	Cyprus Creek Land Resources LLC	75-3058264	16-42602
22.	Dyson Creek Coal Company, LLC	43-1898526	16-42612
23.	Dyson Creek Mining Company, LLC	20-8080062	16-42621
24.	Empire Land Holdings, LLC	61-1742786	16-42692
25.	Falcon Coal Company, LLC	35-2006760	16-42547
26.	Francisco Equipment Company, LLC	37-1805119	16-42568
27.	Francisco Land Holdings Company, LLC	36-4831111	16-42580
28.	Francisco Mining, LLC	30-0922117	16-42591

	Debtor’s Name	Debtor’s EIN Number	Debtor’s Case No.
29.	Highwall Mining Services Company	20-0010659	16-42588
30.	Hillside Recreational Lands, LLC	32-0214135	16-42594
31.	HMC Mining, LLC	43-1875853	16-42566
32.	Illinois Land Holdings, LLC	26-1865197	16-42599
33.	Independence Material Handling, LLC	43-1750064	16-42606
34.	James River Coal Terminal, LLC	55-0643770	16-42569
35.	Kayenta Mobile Home Park, Inc.	86-0773596	16-42607
36.	Kentucky Syngas, LLC	26-1156957	16-42618
37.	Lively Grove Energy, LLC	20-5752800	16-42595
38.	Marigold Electricity, LLC	26-0180352	16-42628
39.	Midco Supply and Equipment Corporation	43-6042249	16-42585
40.	Midwest Coal Acquisition Corp.	20-0217640	16-42576
41.	Midwest Coal Reserves of Illinois, LLC	20-3960648	16-42597
42.	Midwest Coal Reserves of Indiana, LLC	20-3405958	16-42611
43.	Mustang Energy Company, LLC	43-1898532	16-42657
44.	Pacific Export Resources, LLC	27-5135144	16-42598
45.	Peabody Archveyor, L.L.C.	43-1898535	16-42623
46.	Peabody Arclar Mining, LLC	31-1566354	16-42545
47.	Peabody Bear Run Mining, LLC	26-3582291	16-42565
48.	Peabody Bear Run Services, LLC	26-3725923	16-42574
49.	Peabody Caballo Mining, LLC	83-0309633	16-42533
50.	Peabody Cardinal Gasification, LLC	20-5047955	16-42542
51.	Peabody Coalsales, LLC	20-1759740	16-42539
52.	Peabody COALTRADE International (CTI), LLC	20-1435716	16-42590
53.	Peabody COALTRADE, LLC	43-1666743	16-42575
54.	Peabody Coulterville Mining, LLC	20-0217834	16-42550
55.	Peabody Development Company, LLC	43-1265557	16-42558
56.	Peabody Electricity, LLC	20-3405744	16-42532
57.	Peabody Employment Services, LLC	26-3730348	16-42538
58.	Peabody Energy Generation Holding Company	73-1625891	16-42656
59.	Peabody Energy Investments, Inc.	68-0541702	16-42642
60.	Peabody Energy Solutions, Inc.	43-1753832	16-42632

	Debtor’s Name	Debtor’s EIN Number	Debtor’s Case No.
61.	Peabody Gateway North Mining, LLC	27-2294407	16-42624
62.	Peabody Gateway Services, LLC	26-3724075	16-42581
63.	Peabody Holding Company, LLC	74-2666822	16-42592
64.	Peabody Illinois Services, LLC	26-3722638	16-42610
65.	Peabody Indiana Services, LLC	26-3724339	16-42619
66.	Peabody International Investments, Inc.	26-1361182	16-42536
67.	Peabody International Services, Inc.	20-8340434	16-42541
68.	Peabody Investments Corp.	20-0480084	16-42549
69.	Peabody Magnolia Grove Holdings, LLC	61-1683376	16-42587
70.	Peabody Midwest Management Services, LLC	26-3726045	16-42593
71.	Peabody Midwest Mining, LLC	35-1799736	16-42667
72.	Peabody Midwest Operations, LLC	20-3405619	16-42660
73.	Peabody Midwest Services, LLC	26-3722194	16-42608
74.	Peabody Natural Gas, LLC	43-1890836	16-42626
75.	Peabody Operations Holding, LLC	26-3723890	16-42678
76.	Peabody Powder River Mining, LLC	43-0996010	16-42666
77.	Peabody Powder River Operations, LLC	20-3405797	16-42676
78.	Peabody Powder River Services, LLC	26-3725850	16-42613
79.	Peabody PowerTree Investments, LLC	20-0116980	16-42596
80.	Peabody Recreational Lands, L.L.C.	43-1898382	16-42605
81.	Peabody School Creek Mining, LLC	20-3585831	16-42633
82.	Peabody Services Holdings, LLC	26-3726126	16-42645
83.	Peabody Southwest, LLC	20-5744732	16-42631
84.	Peabody Terminal Holding Company, LLC	26-1087861	16-42650
85.	Peabody Terminals, LLC	31-1035824	16-42614
86.	Peabody Trout Creek Reservoir LLC	30-0746873	16-42622
87.	Peabody Venezuela Coal Corp.	43-1609813	16-42651
88.	Peabody Venture Fund, LLC	20-3405779	16-42637
89.	Peabody-Waterside Development, L.L.C.	75-3098342	16-42662
90.	Peabody Western Coal Company	86-0766626	16-42644
91.	Peabody Wild Boar Mining, LLC	26-3730759	16-42672
92.	Peabody Wild Boar Services, LLC	26-3725591	16-42677
93.	Peabody Wyoming Gas, LLC	20-5744610	16-42640

	Debtor’s Name	Debtor’s EIN Number	Debtor’s Case No.
94.	Peabody Wyoming Services, LLC	26-3723011	16-42653
95.	PEC Equipment Company, LLC	20-0217950	16-42673
96.	Point Pleasant Dock Company, LLC	20-0117005	16-42655
97.	Pond River Land Company	73-1625893	16-42629
98.	Porcupine Production, LLC	43-1898379	16-42648
99.	Porcupine Transportation, LLC	43-1898380	16-42665
100.	Riverview Terminal Company	13-2899722	16-42664
101.	Sage Creek Land & Reserves, LLC	38-3936826	16-42635
102.	School Creek Coal Resources, LLC	20-2902073	16-42643
103.	Seneca Coal Company, LLC	84-1273892	16-42652
104.	Shoshone Coal Corporation	25-1336898	16-42668
105.	Star Lake Energy Company, L.L.C.	43-1898533	16-42639
106.	Sugar Camp Properties, LLC	35-2130006	16-42649
107.	Thoroughbred Generating Company, L.L.C.	43-1898534	16-42679
108.	Thoroughbred Mining Company LLC.	73-1625889	16-42680
109.	West Roundup Resources, LLC	20-2561489	16-42671
110.	Wild Boar Equipment Company, LLC	32-0488114	16-42658
111.	Wild Boar Land Holdings Company, LLC	36-4831131	16-42661

Gold Fields Debtors

	Debtor’s Name	Debtor’s EIN Number	Debtor’s Case No.
1.	Gold Fields Mining, LLC	36-2079582	16-42561
2.	Arid Operations, Inc.	84-1199578	16-42562
3.	Gold Fields Chile, LLC	13-3004607	16-42548
4.	Gold Fields Ortiz, LLC	22-2204381	16-42578

Unencumbered Debtors

	Debtor’s Name	Debtor’s EIN Number	Debtor’s Case No.
1.	Four Star Holdings, LLC	30-0885825	16-42556
2.	Southwest Coal Holdings, LLC	37-1794829	16-42674
3.	New Mexico Coal Resources, LLC	20-3405643	16-42647
4.	El Segundo Coal Company, LLC	20-8162824	16-42691
5.	Peabody New Mexico Services, LLC	20-8162939	16-42646
6.	Peabody America, LLC	93-1116066	16-42609
7.	Gallo Finance Company, LLC	43-1823616	16-42586
8.	Peabody Natural Resources Company	51-0332232	16-42634
9.	American Land Holdings of New Mexico, LLC	32-0478983	16-42579
10.	Peabody Southwestern Coal Company, LLC	43-1898372	16-42641
11.	NM Equipment Company, LLC	36-4821991	16-42582
12.	Peabody Colorado Operations, LLC	20-2561644	16-42563
13.	Twentymile Holdings, LLC	38-3937156	16-42654
14.	Sage Creek Holdings, LLC	26-3286872	16-42670
15.	Peabody Sage Creek Mining, LLC	26-3730653	16-42625
16.	Hayden Gulch Terminal, LLC	86-0719481	16-42583
17.	Colorado Yampa Coal Company, LLC	95-3761211	16-42560
18.	Juniper Coal Company, LLC	43-1744675	16-42577
19.	Peabody Williams Fork Mining, LLC	20-8162742	16-42630
20.	Moffat County Mining, LLC	74-1869420	16-42636
21.	Peabody Colorado Services, LLC	26-3723774	16-42531
22.	Peabody Rocky Mountain Management Services, LLC	26-3725390	16-42603
23.	Peabody Rocky Mountain Services, LLC	20-8162706	16-42616
24.	Peabody Twentymile Mining, LLC	26-3725223	16-42627
25.	Seneca Property, LLC	36-4820253	16-42659
26.	Twentymile Equipment Company, LLC	38-3982017	16-42675
27.	Twentymile Coal, LLC	95-3811846	16-42669
28.	Kentucky United Coal, LLC	35-2088769	16-42573
29.	United Minerals Company, LLC	35-1922432	16-42663
30.	Midwest Coal Reserves of Kentucky, LLC	20-3405872	16-42620
31.	Peabody Asset Holdings, LLC	20-3367333	16-42555
32.	Peabody China, LLC	43-1898525	16-42552
33.	Peabody Mongolia, LLC	20-8714315	16-42617
34.	Peabody IC Funding Corp	46-2326991	16-42615
35.	Peabody IC Holdings, LLC	30-0829603	16-42601
36.	PG Investments Six, L.L.C.	43-1898530	16-42638

EXHIBIT C

RESTRUCTURING TERM SHEET

Peabody Energy Corporation Plan Term Sheet

January 20, 2017

This term sheet (the “Term Sheet”) sets forth certain of the principal terms for the proposed restructuring (the “Restructuring”) of the obligations of Peabody Energy Corporation (“PEC”) and each of its direct and indirect debtor subsidiaries (each a “Debtor” and, collectively, the “Debtors” and, together with their non-Debtor affiliates, the “Company”) that have commenced cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Missouri (the “Bankruptcy Court”) on April 13, 2016 (the “Petition Date”).1 The Restructuring contemplated herein shall be implemented pursuant to a proposed joint chapter 11 plan of reorganization for the Debtors (the “Plan”) and will provide adequate working capital to the Debtors and their respective non-Debtor subsidiaries, all as described below.

This Term Sheet does not include a description of all of the terms, conditions and other provisions that are to be contained in the definitive documentation necessary for the consummation of the Plan and the transactions to be contemplated therein, which will remain subject to discussion and negotiation in good faith among the following parties: (i) the Debtors or such other party that is authorized to file a plan of reorganization (the “Plan Proponent”); (ii) the Commitment Parties to the Backstop Commitment Letter to which this Restructuring Term Sheet is attached as Exhibit C (the “Commitment Letter” and, the Backstop Term Sheet attached as Exhibit A to the Commitment Letter, the “Backstop Commitment Letter”), each, a “Commitment Party” and, together with the Debtors, the “Parties,” and each individually, a “Party”). The transactions contemplated by this Term Sheet are subject to (1) satisfaction of all of the conditions set forth herein and in any definitive documentation evidencing the transactions comprising the Restructuring, (2) the negotiation and execution of definitive documents evidencing and related to the Restructuring contemplated herein, which documents shall be in form and substance consistent with this Term Sheet and reasonably acceptable to the Parties, and (3) entry of an order of the Bankruptcy Court confirming the Plan (the “Confirmation Order”) and the satisfaction of any conditions to the effectiveness thereof (the date of such effectiveness, the “Effective Date”).

Nothing in this Term Sheet shall be deemed to be the solicitation of an acceptance or rejection of a Plan. Further, nothing herein shall be an admission of fact or liability or deemed binding on the Parties.

[1]	Capitalized terms used herein but not otherwise defined have the meanings given to them in (a) the Commitment Letter and Backstop Commitment Term Sheet, as applicable, and (b) the Bankruptcy Code. “Claim” shall have the meaning set forth in section 101(5) of the Bankruptcy Code.

I. Plan Process

Certain Terms Relating to Plan Process

The Commitment Parties shall execute a Backstop Commitment Agreement in form and substance acceptable to the Requisite Commitment Parties and the Plan Proponent (the “Backstop Commitment Agreement”). In the event the Debtors do not execute the Backstop Commitment, the Commitment Parties will seek permission of the Court to file the Plan and seek its confirmation.

The Backstop Commitment Agreement shall include a fiduciary termination event for the Debtors.

Milestones	In the event the Debtors accept the Backstop Commitment, the Backstop Commitment Agreement shall contain customary milestones to be determined and the Debtors shall seek prompt approval of the Bankruptcy Court of the BCA.

II. Debtor Groups and Proposed Classification Scheme under the Plan

The Debtors will be divided into five “Debtor Groups” depending on their principal liabilities as follows:

Letter	Debtor Group	Description
A	PEC	Debtor Peabody Energy Corporation

B	Encumbered Guarantor Debtors	Each Debtor set forth on Exhibit C to Commitment Letter the (the “Debtor Group Exhibit”) as one of the Encumbered Guarantor Debtors

C	Gold Fields Debtors	Each Debtor set forth on the Debtor Group Exhibit as one of the Gold Fields Debtors

D	Peabody Holdings (Gibraltar) Limited	Debtor Peabody Holdings (Gibraltar) Limited (“Gib1”)

E	Unencumbered Debtors	Each Debtor set forth on the Debtor Group Exhibit as one of the Unencumbered Debtors

Under the Plan, Claims under the Debtors’ postpetition accounts receivable securitization facility (the “Securitization Facility Claims”),2 Administrative Expense Claims and Priority Tax Claims (each as defined below) will not be classified. The remaining Claims against each Debtor Group will be divided into the following thirteen (13) classes:

Class Number[3]	Designation
1	First Lien Lender Claims[4]

2	Second Lien Notes Claims[5]

3	Other Secured Claims

4	Other Priority Claims

5	Unsecured Senior Notes Claims[6]

6	Non-Note General Unsecured Claims

7	Convenience Claims

8	MEPP Claims[7]

9	Unsecured Subordinated Debenture Claims

10	Intercompany Claims

11	Section 510(b) Claims against PEC

12	PEC Interests

13	Subsidiary Debtor Equity Interests

[2]	“Securitization Facility Claims” means any and all Claims constituting Facility Obligations, as such term is defined in the order of the Bankruptcy Court entered on May 18, 2016 [Docket No. 529] (the “ARS Order”), which order approved the Securitization Facility (as such term is defined in the ARS Order).
[3]	References to “Class” below, shall refer to the classification set forth in this chart.
[4]	Any and all Claims arising under or in connection with the First Lien Credit Agreement or other Existing Credit Agreement Documents (as defined in the Final Order (I) Authorizing Debtors (A) to Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 363(b), 364(c)(1), 364(c)(2), 364(c)(3), 364(d)(1) and 364(e) and (B) to Utilize Cash Collateral Pursuant to 11 U.S.C. § 363 and (II) Granting Adequate Protection to Pre- Petition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363, 364 and 507(b) [Docket No. 544] (the “Final DIP Order”), including those arising under the Debtors’ term loan, revolver, prepetition international swaps, cash management agreements and any letters of credit issued under the terms of the First Lien Credit Agreement are referred to herein collectively as the “First Lien Lender Claims.” Holders of such Claims are referred to herein as the “First Lien Lenders.”
[5]	“Second Lien Notes” means the 10.00% senior secured notes issued in March 2015 by PEC and due March 2022. “Second Lien Notes Claims” means any Claims evidenced by, arising under or in connection with the Second Lien Notes, the applicable indenture and any other agreements related thereto.
[6]	“Unsecured Senior Notes” means, collectively, (i) the 6.00% senior notes issued in November 2011 by PEC and due November 2018 (the “2018 Senior Notes”); (ii) the 6.50% senior notes issued in August by PEC and due in September 2020 (the “2020 Senior Notes”); (iii) the 6.25% senior notes issued in November by PEC and due in November 2021 (the “2021 Senior Notes”); and/or (iv) the 7.875% senior notes issued in October 2006 by PEC and due in November 2026 (the “2026 Senior Notes”).
[7]	“MEPP Claim” means any Claim arising, or related to the period, prior to the Effective Date in connection with the United Mine Workers of America 1974 Pension Plan, including (a) proof of claim number 4722 and (b) any other Claim related to any withdrawal liability under U.S.C. § 1392(c).

The proposed treatment of unclassified and classified Claims is set forth below.

III. Claims Treatment

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
Unclassified Claims

Contingent DIP Facility Surviving Claims[8]	$0.00	All Contingent DIP Facility Surviving Claims (if any) shall be preserved. If Allowed, any Contingent DIP Facility Surviving Claims shall be paid in full in cash as soon as reasonably practicable after they become Allowed; provided, however, that the foregoing treatment shall not in any way limit or impair any arguments or defenses the Debtors may have with respect to any Contingent DIP Facility Surviving Claims that may be asserted. Notwithstanding the foregoing, the treatment of certain letters of credit issued under the terms of the DIP Credit Agreement and any related collateral shall be treated in accordance with the terms of that certain Payoff Letter with respect to the DIP Facility, dated December 15, 2016.

Securitization Facility Claims	$[140 million] to $[160 million]	The Securitization Facility (as defined in the ARS Order), which is scheduled to expire as of the Effective Date, shall, at the election of the Plan Proponent, be extended, replaced with a new securitization facility or replaced with one or more ABL facilities in form and substance acceptable to the Requisite Commitment Parties.

[8]	“Contingent DIP Facility Surviving Claim” means any Claim of the DIP Facility Agent, DIP Facility Lenders or Citigroup Global Markets Inc. (in its capacity as sole lead arranger and book runner under the DIP Facility Credit Agreement) that are related to obligations of the Debtors that (a) arise under or are evidenced by (i) the DIP Facility Credit Agreement (ii) the Final DIP Order or (iii) any other agreements related thereto and (b) pursuant to the DIP Facility Repayment Order, survived termination of the DIP Facility Credit Agreement and continue in full force and effect.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
Administrative Expense Claims[9]	$[15 million] to $[25 million]	The Debtors (or, if applicable, the Reorganized Debtors10) shall pay to each holder of an Allowed Administrative Expense Claim, on account of and in full and complete settlement, release and discharge of such Claim, cash equal to the full unpaid amount of such Allowed Administrative Expense Claim, which payments shall be made at the Debtors’ option in the ordinary course of business or (a) the latest to occur of (i) the Effective Date (or as soon as reasonably practicable thereafter), (ii) the date such Claim becomes an Allowed Administrative Expense Claim (or as soon as reasonably practicable thereafter) and (iii) such other date as may be agreed upon by the Reorganized Debtors and the holder of such Claim, or (b) on such other date as the Bankruptcy Court may order.[11]

Priority Tax Claims[12]	$[10 million] to $[30 million]	Pursuant to section 1129(a)(9)(C) of the Bankruptcy Code, unless otherwise agreed by the holder of a Priority Tax Claim and the applicable Debtor or

[9]	“Administrative Expense Claim” means a Claim arising on or after the Petition Date and prior to the Effective Date for a cost or expense of administration in the Chapter 11 Cases that is entitled to priority or superpriority under sections 364(c)(1), 503(b), 503(c), 507(a)(2), 507(b) or 1114(e)(2) of the Bankruptcy Code, excluding DIP Facility Claims and Securitization Facility Claims.
[10]	“Reorganized Debtor” means, on and after the Effective Date, subject to the Restructuring, each of the Debtors as to which the Plan is confirmed and “Reorganized PEC” means Peabody Energy Corporation, on and after the Effective Date.
[11]	For purposes of this Term Sheet, “Allowed” when used with respect to any Claim means (a) any Claim that (i) is timely filed by the applicable bar date or (ii) as to which there exists no requirement for the holder of a Claim to file such Claim under the Plan, the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure or a final order; (b) any Claim (i) that is listed in the Debtors’ schedules of assets and liabilities as not contingent, not unliquidated, and not disputed and (ii) for which no proof of Claim has been timely filed; or (c) any Claim allowed under the Plan or by a final order. With respect to any Claim described in clauses (a) and (b) above, such Claim will be considered Allowed only if, and to the extent that, (i) no objection to the allowance of such Claim has been asserted on or before the bar date for filing objections to Claims under the Plan, (ii) an objection to such Claim is asserted and such Claim is subsequently allowed pursuant to a final order, (iii) such Claim has not been disallowed by a final order, (iv) such Claim is allowed pursuant to a stipulation with the Debtors on or after the Effective Date or (v) such Claim is allowed pursuant to the Plan or any agreements related thereto and approved and authorized by the Bankruptcy Court.
[12]	“Priority Tax Claim” means any Claim of a governmental unit that is entitled to priority in payment pursuant to section 502(i) or section 507(a)(8) of the Bankruptcy Code.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
Reorganized Debtor, each holder of an Allowed Priority Tax Claim will receive, at the option of the applicable Debtor or Reorganized Debtor, as applicable, in full satisfaction of its Allowed Priority Tax Claim that is due and payable on or before the Effective Date, either (a) cash equal to the amount of such Allowed Priority Tax Claim (i) on the Effective Date or (ii) if the Priority Tax Claim is not Allowed as of the Effective Date, no later than 30 days after the date on which such Priority Tax Claim becomes an Allowed Priority Tax Claim or (b) cash of a total value, as of the Effective Date, equal to the amount of such Allowed Priority Tax Claim, payable in annual equal installments commencing on the later of (i) the Effective Date (or as soon as reasonably practicable thereafter) and (ii) the date such Priority Tax Claim becomes an Allowed Priority Tax Claim (or as soon as practicable thereafter) and ending no later than five years after the Petition Date.

Classified Claims

First Lien Lender Claims	$[2.980 billion][13]	Each holder of an Allowed First Lien Lender Claim in Classes 1A, 1B, 1C and 1D will receive its aggregate pro rata share of cash equal to the full amount of the Allowed First Lien Lender Claims, including interest at the default rate (such treatment, a “First Lien Full Cash Recovery”).

[13]	The total estimated amount of Allowed First Lien Lender Claims is currently $2.980 billion, comprised of approximately (a) $1,162,343,00 principal amount of term loans net of unamortized original issue discount, (b) $947,000,000 principal amount of revolver loans, (c) $612,753,000 of letters of credit reimbursement obligations (assuming $6,118,000 of future letter of credit draws and the rollover of the PBGC letter of credit undrawn into the ABL Facility (as defined in Exhibit 1) and (d) $257,300,000 in Swap Contract termination , plus accrued and unpaid interest at the default rate for Allowed First Lien Lender Claims except for claims under Swap Contracts (as defined in the First Lien Credit Agreement) at the contractual rate for claims under the Swap Contracts, plus accrued and unpaid adequate protection payments, plus professional fees and expenses payable under the First Lien Credit Agreement. The foregoing estimate assumes: (i) an April 3, 2017 Effective Date and (ii) the PBGC letter of credit rolls onto an ABL Facility (as defined in Exhibit 1). All parties have reserved their rights as to the applicable interest rate for Allowed First Lien Lender Claims other than claims under Swap Contracts. To the extent the Effective Date occurs after April 3, 2017, any increase in the size of the First Lien Lender Claims shall be satisfied with cash. The amount of the First Lien Lender Claims will also fluctuate based on letter of credit draws or returns through the Effective Date.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
Second Lien Notes Claims	$[1.158 billion][14]	On or as soon as practicable after the Effective Date, each holder of an Allowed Second Lien Notes Claim in Classes 2A, 2B, 2C and 2D shall receive either (i) Reinstatement of any Allowed Second Lien Notes Claim or (ii) an option to exchange such Second Lien Notes for its pro rata share (based on 100% of the Allowed Second Lien Note Claims) of (A) $750 million in cash (75% of the stated principal amount of the Second Lien Notes, excluding accrued and unpaid interest) and (B) 17.4% of the Recognized PEC Common Stock (which shall be subject to the dilution from the Rights Offering Shares, the LTIP Shares, the Cashless A Warrants, the Cashless B Warrants and the Backstop Penny Warrants and shall be issued after giving effect to the issuance of the Rights Offering Shares and the issuance of any Premium Shares, the reservation and deemed issuance of shares of Recognized PEC Common Stock for issuance upon the conversion of and the exercise of the Backstop Penny Warrants).

Other Secured Claims[15]	$[0-25 million]	On or as soon as practicable after the Effective Date, Other Secured Claims, if any, shall receive the following treatment at the option of the Debtors or the Reorganized Debtors (as applicable): (i) Reinstatement of any such Allowed Other Secured Claim pursuant to section 1124 of the Bankruptcy Code;[16] (ii) payment in full (in cash) of any such Allowed Other Secured Claim; (iii) satisfaction of any such Allowed Other Secured Claim by delivering the collateral securing any such Allowed Other Secured Claims and paying any interest required to be paid under section 506(b) of the Bankruptcy Code; or (iv) providing such holders with such treatment in accordance with section 1129(b) of the Bankruptcy Code as may be determined by the Bankruptcy Court.

[14]	The Second Lien Notes Claims shall be allowed in the amount of $1.0 billion, plus accrued and unpaid pre-petition interest.
[15]	“Secured Claim” shall mean a Claim that is secured by a lien on property in which a Debtor’s estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim holder’s interest in such estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to sections 506(a) and, if applicable, 1129(b) of the Bankruptcy Code. “Other Secured Claim” shall mean any Secured Claim that is not an Administrative Expense Claim, DIP Facility Claim, Securitization Facility Claim, First Lien Lender Claim or Second Lien Notes Claim.
[16]	“Reinstatement” shall mean rendering a Claim or Interest unimpaired in accordance with section 1124 of the Bankruptcy Code.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
Other Priority Claims[17]	$[0-25 million]	On or as soon as practicable after the Effective Date, each holder of an Allowed Other Priority Claim will receive cash equal to the amount of such Allowed Claim, unless the holder of such Other Priority Claim and the applicable Debtor or Reorganized Debtor, as applicable, agree to a different treatment.

Unsecured Senior Notes Claims[18]	$[3.864 billion]

On or as soon as practicable after the Effective Date, unless otherwise agreed by a Claim holder and the applicable Debtor or Reorganized Debtor, each holder of an Allowed Unsecured Senior Notes Claim will receive the holder’s pro rata share of

(i) 100% of the Reorganized PEC Common Stock less any Reorganized PEC Common Stock that holders of Second Lien Notes Claims elect to receive (which shall be subject to the dilution from the Rights Offering Shares, the LTIP Shares, the Cashless A Warrants, the Cashless B Warrants and the Backstop Penny Warrants and shall be issued after giving effect to the issuance of the Rights Offering Shares and the issuance of any Premium Shares, the reservation and deemed issuance of shares of Reorganized PEC Common Stock for issuance upon the conversion of and the exercise of the Backstop Penny Warrants); and

(ii) the Section 1145 Equity Rights.

Non-Note General Unsecured Claims[19]	[TBD]

On or as soon as practicable after the Effective Date:

(i) each holder of an Allowed Non-Note General Unsecured Claim against PEC shall receive its pro rata share of $3 million in cash and any Additional PEC Cash;[20]

(ii) each holder of an Allowed Non-Note General Unsecured Claim an Encumbered Guarantor Debtor shall receive its pro rata share of $70 million in cash, provided that, in lieu of such amounts, the holders of Claims in Class 6B can elect to receive on account of their Allowed Non-Note General Unsecured Claims (the “Class 6B Non-Cash Election”) a pro rata share of the distributions to be made to holders of Allowed Claims in Class 5B;

[17]	“Other Priority Claim” means a Claim that is entitled to priority in payment pursuant to section 507(a) of the Bankruptcy Code that is not an Administrative Expense Claim, DIP Facility Claim, Securitization Facility Claim or Priority Tax Claim.
[18]	“Unsecured Senior Notes Claims” means, collectively, any Claims evidenced by, arising under or in connection with the (a) 2018 Senior Notes, (b) 2020 Senior Notes, (c) 2021 Senior Notes, and (d) 2026 Senior Notes and, in each case, respectively, the applicable indenture and any other agreements related thereto.
[19]	“General Unsecured Claim” shall mean any Claim that is not an Administrative Expense Claim, DIP Facility Claim, Securitization Facility Claim, Priority Tax Claim, First Lien Lender Claim, Second Lien Notes Claim, Other Secured Claim, Other Priority Claim, Convenience Class Claim, Unsecured Subordinated Debentures Claim (as defined below), Intercompany Claim (as defined below) or Section 510(b) Claim. Additional Claims filed by governmental units on or around October 11, 2016, include a $1.8 billion Claim asserted by the U.S. Environmental Protection Agency against PEC, as well as other governmental units’ Claims in excess of $1.0 billion against various other Debtors. The Debtors are in the process of reviewing and analyzing these recently filed Claims and therefore they are not included in the Claims estimates herein. “Non-Note General Unsecured Claims” means General Unsecured Claims other than Unsecured Senior Notes Claims.
[20]	“Additional PEC Cash” means, to the extent payments to Allowed Convenience Class Claims in Class 6A are less than $2 million, the difference between total payments to Allowed Convenience Class Claims in Class 6A and $2 million.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest

(iii) each holder of an Allowed Non-Note General Unsecured Claim against one of the Gold Fields Debtors will receive the holder’s pro rata share of interests in a liquidating trust to be formed to hold and liquidate all of the assets of the Gold Fields Debtors;

(iv) each holder of an Allowed Non-Note General Unsecured Claim against Gib 1 will receive no recovery; and

(v) each holder of an Allowed Non-Note General Unsecured Claim against one of the Unencumbered Debtors will receive cash in the amount of the holders’ Allowed Claim, less any amounts attributable to late fees, postpetition interest or penalties.

Convenience Claims	PEC Convenience Claims – $[2.7 million to $4.0 million] Encumbered Guarantor Debtors Convenience Claims – $[24 million to $36 million]	“Convenience Claims” means General Unsecured Claims (other than Unsecured Senior Notes Claims (as defined below)) against PEC or any Encumbered Guarantor Debtor that otherwise would be classified in Class 6A or Class 6B, but, with respect to each such Claim, the aggregate amount of such Claim is equal to or less than $200,000; provided, however, that where any portion(s) of a single Claim has been transferred to a transferee, the amount of all such portions will be aggregated to determine whether a Claim qualifies as a Convenience Claim.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
On or as soon as practicable after the Effective Date, unless otherwise agreed by a Convenience Claim holder and the applicable Debtor or Reorganized Debtor:

(i) each holder of an Allowed Convenience Claim against PEC shall receive cash in an amount up to 72.5% of the Allowed Convenience Claim; provided, however, that (a) total payments on account of Allowed Convenience Claims against PEC shall not exceed $2 million and (b) to the extent such payments would exceed $2 million, holders of Allowed Convenience Claims shall receive their pro rata share of $2 million and (c) to the extent such payments are less than $2 million, the Additional PEC Cash shall become available for distribution to Class 6A creditors; and

(ii) each holder of an Allowed Convenience Claim against an Encumbered Guarantor Debtor shall receive an amount up to 72.5% of the Allowed Convenience Claim; provided, however, that (a) total payments on account of Allowed Convenience Claims against the Encumbered Guarantor Debtors shall not exceed $18 million and (b) to the extent such payments would exceed $18 million, holders of Allowed Convenience Claims shall receive their pro rata share of $18 million.

MEPP Claim	$[0.00] to $[643 million]	Any MEPP Claim shall be treated in the manner currently contemplated by the Debtors; provided, however, that such treatment shall be consistent with the Bankruptcy Code and acceptable to the Requisite Commitment Parties.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
Unsecured Subordinated Debenture Claims[21]	$[743.9 million]	On or as soon as practicable after the Effective Date, unless otherwise agreed by a Claim holder and the applicable Debtor or Reorganized Debtor, each holder of an Allowed Unsecured Subordinated Debenture Claim shall receive its pro rata share of the Cashless A Warrants unless the Court determines that such distribution would violate Section 1129(b) of the Bankruptcy Code.

Intercompany Claims[22]	-	All prepetition and postpetition Intercompany Claims shall be ignored for purposes of calculating distributions to holders of Claims pursuant to the Plan. At the Debtors’ option, on the Effective Date, Intercompany Claims may be reinstated, settled, offset, cancelled, extinguished or eliminated, including by way of capital contribution. The intercompany loans (i) owed by Gib1 to Peabody IC Holdings, LLC, (ii) owed by Peabody IC Holdings, LLC to Peabody IC Funding Corporation and (iii) owed by non-Debtor Peabody Energy Australia Pty Ltd. to Peabody Investments Corp. will be treated as debt for purposes of calculating distributions to holders of Claims pursuant to the Plan. The principal balance of the Loan Agreement, dated as of April 11, 2012, among Peabody Investment Corp., as lender, and Peabody Energy Australia Pty Ltd, as borrower, will be reinstated on the Effective Date.

[21]	“Unsecured Subordinated Debenture Claims” means any and all Claims arising under or in connection with the 2066 Unsecured Subordinated Debentures, which shall be Allowed Claims pursuant to the Plan in the amount of $743.9 million. “2066 Unsecured Subordinated Debentures” means the 4.75% convertible junior subordinated debentures due 2066 issued in connection with the First Supplemental Indenture between Peabody Energy Corporation and U.S. Bank National Association, dated as of December 20, 2006 (the “2066 Subordinated Indenture”).
[22]	“Intercompany Claims” shall mean (a) any Claim of any Debtor against any other Debtor, (b) any Claim of any Debtor against any non-Debtor Affiliate and (c) any Claim of any non-Debtor Affiliate against any Debtor.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
Section 510(b) Claims[23]	-	Provided that the holders of such Claims vote in amount and number to cause such class to accept the Plan, Claims against PEC that are subordinated by operation of section 510(b) of the Bankruptcy Code, if any, shall be receive their pro rata share (determined with PEC Equity Interests) of the Cashless B Warrants unless the Court determines that such distribution would violate section 1129(b) of the Bankruptcy Code.

PEC Interests[24]	N/A	On or as soon as practicable after the Effective Date, unless otherwise agreed by a Claim holder and the applicable Debtor or Reorganized Debtor, each holder of an Allowed PEC Interests shall receive its pro rata share of the Cashless B Warrants (determined with Section 510(b) Claims) unless the Court determines that such distribution would violate Section 1129(b) of the Bankruptcy Code.

Subsidiary Debtor Interests[25]	N/A	On the Effective Date, Subsidiary Debtor Interests will be reinstated, subject to any restructuring transactions.

IV. Settlement and Compromise Incorporated into the Plan

Settlement and Compromise	The Plan shall contain and effect a global and integrated compromise and settlement (the “Settlement”) of all disputes between the Debtors and the Commitment Parties, including the Claims and causes of action set forth below pursuant to section 1123(b)(3) of the Bankruptcy Code and Rule 9019 of the Federal Rules of Bankruptcy Procedure.

[23]	“Section 510(b) Claims” shall include all Claims subject to subordination pursuant to section 510(b) of the Bankruptcy Code, including, without limitation, for damages arising from the sale or purchase of any debt or equity security of any of the Debtors.
[24]	“PEC Interests” shall mean all Interests in PEC. “Interests” shall mean the common stock, limited liability company interests, and any other equity, ownership, or profits interests in any Debtor and options, warrants, rights, or other securities or agreements to acquire common stock, limited liability company interests, or other equity, ownership, or profits or interests in any Debtor (arising under, or in connection with, any employment agreement), and includes any “Equity Security” (as defined in section 101(16) of the Bankruptcy Code) in any Debtor.
[25]	“Subsidiary Debtor Interests” shall mean as to a particular Debtor other than PEC, all Interests in such Debtor.

CNTA Dispute	The CNTA Dispute (as defined in the DIP Facility credit documents) shall be deemed resolved by the Plan upon the Effective Date of the Plan. On the Effective Date, the declaratory judgment action with respect to the CNTA Dispute shall be dismissed with prejudice.

Material Claim Settlements	The Requisite Commitment Parties shall have reasonable approval rights over any material claim settlement, including but not limited to, any settlement related to the MEPP Claim above the amounts held in reserve by the Debtors for such MEPP Claim.

Committee Lien Challenge	In full settlement and satisfaction of certain causes of action raised by the creditors’ committee with respect to whether cash at PEC on the Petition Date was encumbered or unencumbered (the “Encumbered PEC Cash Dispute”) and other challenge actions, including, without limitation, any and all claims raised in that certain Claims Disclosure Letter [ECF No. 1267] filed by the Committee and the supplement thereto delivered to the Debtors, Citibank and the Second Lien Notes Indenture Trustee on September 15, 2016, $[3 million] of cash at PEC shall be made available for distribution to holders of Allowed Claims in Class 6A, and $[2 million] of cash at PEC shall be made available for distribution to holders of Allowed Convenience Claims against PEC.

Preference Actions	The Debtors shall release all preference claims against any holder of a General Unsecured Claim or a Claim arising under section 503(b)(9) of the Bankruptcy Code.

Intercompany Claims	In accordance with the global settlement and compromise contemplated by this Term Sheet and to be embodied in the Plan, Intercompany Claims shall be ignored for purposes of calculating distributions to third party creditors except as otherwise set forth herein.

V. Other

Plan Enterprise Value	The Plan enterprise value shall be $6.75 billion (the “Plan Enterprise Value”). The Plan equity value is expected to be $5.531 billion.[26]

Distribution Mechanics	Citibank will act as the distribution agent for the First Lien Lenders in accordance with the terms of the First Lien Credit Agreement; provided, however, that any cash distributions on account of Claims arising from Swap Contracts shall be made by the Reorganized Debtors directly to the applicable counter-party to a Swap Contract.

[26]	Calculation of Plan equity value assumes $2.0 billion of funded debt, approximately $20 million of capital leases and $801 million of unrestricted cash on hand.

Section 1145 Rights Offering	In connection with a rights offering pursuant to the Plan (the “Section 1145 Rights Offering”), up to $1.770 billion will be raised through the sale of units consisting of shares of Reorganized PEC Common Stock valued at a 45% discount to Plan Enterprise Value (the “Rights Offering Shares”) subject to dilution by the LTIP Shares, the exercise of the Cashless A Warrants, the exercise of the Cashless B Warrants and any post-Effective Date issuances of capital stock. Participation in the Section 1145 Rights Offering will be available to all holders of Allowed Unsecured Senior Notes Claims as of the Record Date. Each holder of Allowed Unsecured Senior Notes Claims, including, the Commitment Parties, that exercises all of it rights to purchase the Rights Offering Shares shall have the right, but not the obligation, to subscribe, for the Per Share Price and otherwise on the terms and subject to the conditions set forth in the Plan and the Rights Offering Procedures, for any Rights Offering Shares that have not been subscribed by holders of Allowed Unsecured Senior Notes Claims.

Backstop Commitment	Pursuant to the Backstop Commitment Agreement, each Commitment Party shall backstop its portion of 100% of the Section 1145 Rights Offering on the terms described in the Backstop Term Sheet.

Record Date for the Section 1145 Rights Offering	The record date for determining a creditor’s eligibility to participate in the Section 1145 Rights Offering shall be the date on which the Disclosure Statement Order is entered by the Bankruptcy Court (the “Record Date”).

Reclamation Bonding	The Debtors shall finalize a solution for all of their continuing self-bonded reclamation obligations with Wyoming, New Mexico, Illinois and Indiana (the “Bonding Solution”). The Debtors shall provide updates once every two weeks to the Commitment Parties’ professionals regarding their efforts to achieve the Bonding Solution.

Reorganized PEC Common Stock

The Plan will provide for the cancellation of all outstanding PEC common stock and the issuance of shares of new common stock, par value $[0.001] per share, in Reorganized PEC (the “Reorganized PEC Common Stock”), initially subject to dilution by the Rights Offering Shares, the LTIP Shares, the exercise of the Cashless A Warrants, the exercise of the Cashless B Warrants, and the exercise of the Backstop Penny Warrants. Each share of Reorganized PEC Common Stock shall entitle its holder to one vote on matters submitted to a vote of shareholders and shall vote as one class.

The Plan will also provide that, upon emergence, Reorganized PEC shall amend and restate its charter and bylaws, which shall be in form and substance reasonably acceptable to the Requisite Commitment Parties.

The Reorganized PEC Common Stock will be registered under the Securities Exchange Act of 1934 on the Effective Date.

Reorganized PEC shall use reasonable best efforts to cause the Reorganized PEC Common Stock to be listed for trading on the New York Stock Exchange (“NYSE”) as soon as practicable after the Effective Date.[27]

First Lien Exit Facility	The Debtors shall attempt, on a best efforts basis, to obtain commitments for an exit facility (the “Exit Facility”) of not less than $1.5 billion in principal amount, with a potential additional $500 million in principal amount, the terms of which are expected to be consistent with the terms of the exit facility set forth in the Motion of the Debtors and Debtors in Possession for Entry of an Order (I) Authorizing the Debtors to (A) Enter Into Exit Financing Commitment Letter and Related Agreements and (B) Incur and Pay Certain Related Fees and/or Premiums, Indemnities, Costs and Expenses; and (II) Granting Related Relief, filed on January 12, 2017.

New Second Lien Notes	The Debtors shall issue, to the extent the principal amount of the Exit Facility is less than $2.0 billion, New Second Lien Notes in principal amount of up to $500 million on market terms.

Corporate Governance Matters	The initial board of directors of the Reorganized PEC (the “New Board”) shall include nine (9) members and shall include (a) the chief executive officer of Reorganized PEC and (b) eight independent directors (the “Independent Directors”). Each of the individuals designated as nominees to be Independent Directors on the New Board shall be independent under the listing rules of the NYSE, as applicable, and the independence requirements for members of audit and compensation committees under the rules of the SEC. The Independent Directors shall be selected as follows: (i) the Plan Proponent or a representative of the Plan Proponent, as the case may be, shall designate one (1) Independent Director; (ii) the Commitment Parties may, together, select one (1) Independent Director; and (iii) a selection committee comprising the chief executive officer of PEC and the Commitment Parties (collectively, the “Selection Committee”); provided that any existing members of the board of directors of PEC who wishes to stand for the New Board shall be

[27]	This obligation will be included in the Registration Rights Agreement.

interviewed and evaluated by such search firm. Reorganized PEC shall acknowledge that (A) none of the Commitment Parties shall be an “affiliate” (as defined in Rule 144(a)(1) of the Securities Act) of Reorganized PEC solely on the basis of the right described in clauses (ii) or (iii) of the immediately preceding sentence.

The boards of directors for the direct and indirect subsidiaries of Reorganized PEC shall be identified in the supplement to the Plan.

Reorganized PEC will continue to be a reporting company with the SEC following the Effective Date.

Long Term Incentive Plan

The terms and conditions of the long-term incentive plan (the “LTIP”) for management and employees shall be on market terms and at market economics (the Reorganized PEC Common Stock to be reserved for the LTIP, the “LTIP Shares”). The number of LTIP Shares reserved for the LTIP will be set forth in the Plan, and the apportionment of LTIP Shares that will be granted to LTIP participants on the Effective Date shall be determined by the compensation committee of the board of directors of PEC.

For the avoidance of doubt, (a) any issuance, transfer, or acquisition of common stock, preferred stock, or other securities upon the Effective Date pursuant to the Plan or in connection with the Restructuring, including, but not limited to, any purchase of shares by any party or parties pursuant to the Section 1145 Rights Offering, (b) entry into any agreement, including the Backstop Commitment Agreement in connection with such proposed issuance, transfer, or acquisition, and (c) revesting of assets in Reorganized PEC as of the Effective Date pursuant to the Plan, shall not, and shall not be deemed to, result in a “Change in Control” under the LTIP.

Executory Contracts, Unexpired Leases and Employee Benefit Obligations

All executory contracts and unexpired leases not expressly listed for assumption on an exhibit to the Plan or previously assumed or rejected by order of the Bankruptcy Court shall be deemed rejected as of the Effective Date.

The Debtors shall assume all of their existing pension plans (other than the SERP, the Gold Fields PEP and a portion of the SERA), collective bargaining agreements, severance plans, SERA (as modified) and other employee and retiree benefits plans (as the same may be modified or amended in accordance with their terms and applicable law).

Any contract or lease assumed on the Effective Date shall be deemed amended and modified to provide that the confirmation and consummation of the Plan shall not trigger any “change of control” provisions in such contract or lease.

Ongoing Environmental and Reclamation Obligations	The Plan shall provide that the Reorganized Debtors (other than the Reorganized Gold Fields Debtors or any claims relating to the Gold Fields Debtors’ assets or liabilities), as owners, lessees, permittees or operators of real property or a mining operation after the Effective Date, shall continue to operate in accordance with all applicable laws, rules and regulations, including all applicable environmental laws.

Restructuring Transactions	The Plan shall provide for the implementation of a series of restructuring transactions that are necessary or appropriate, in the Plan Proponents’ judgment, to streamline and simplify their overall corporate structure.

Means of Implementation	The Plan shall contain standard means of implementation, including provisions for the continued corporate existence of the Reorganized Debtors (subject to any restructuring transactions), the cancellation of certain prepetition debt and related agreements, the cancellation of prepetition equity interests in PEC, the issuance of the Reorganized PEC Common Stock, the effectuation of the Section 1145 Rights Offering and the issuance of Section 1145 Equity Rights, Reorganized PEC Common Stock, Cashless A Warrants, Cashless B Warrants and Backstop Penny Warrants in connection therewith (including pursuant to the Backstop Commitments), the revesting of the Debtors’ assets in the Reorganized Debtors and the creation of appropriate reserves for the distributions contemplated under the Plan.

Releases	The Plan shall provide customary release provisions for the benefit of the Debtors and their Representatives to the maximum extent permitted by applicable law.[28]

[28]	“Representatives” shall mean any successor, predecessor, assign, subsidiary, affiliate, officer, director, member of a limited liability company, employee, partner, limited partner, general partner, management company, investment manager, shareholder of a Cayman Islands exempted company, agent, attorney, advisor, investment banker, financial advisor, accountant, actuary, consultant or other professional, in each case in such capacity, serving on or after the Petition Date.

The Plan shall include (a) a release by the Debtors and their Representatives of the Released Parties (as defined below) with respect to matters related to the Chapter 11 Cases and (b) a third party release with respect to matters related to the Chapter 11 Cases which shall be binding on creditors that vote in favor of the Plan or are deemed to accept the Plan for the benefit of: (i) the Committee and its members, in their capacity as such; (ii) the Commitment Parties, in their capacity as such and in their capacity as First Lien Lenders, holders of Second Lien Notes, holders of Unsecured Senior Notes and holders of Unsecured Subordinated Debentures, and each of their respective Representatives, in their capacity as such (collectively, the “Released Parties”).

Exculpation	The Plan shall provide customary exculpation provisions, which shall include a full exculpation from liability in favor of the Debtors and their Representatives, solely in their capacity as such, and the Released Parties, to the fullest extent permitted by applicable law, from any and all Claims and causes of action arising before the Effective Date, including, without limitation, any and all Claims and causes of action in connection with, relating to or arising out of the Chapter 11 Cases, the restructuring of the Debtors, the formulation, negotiation, preparation, dissemination, implementation, administration, solicitation, confirmation or consummation of this term sheet, the Plan, the Disclosure Statement, the settlements set forth herein and to be embodied in the Plan or any contract, instrument, release or other agreement or document created or entered into in connection therewith or in relation thereto or any act taken or omitted to be taken in connection with or relating to any of the foregoing; provided, that the foregoing shall not affect the liability of any party that otherwise would result from any act or omission to the extent that act or omission subsequently is determined in a final order to have constituted gross negligence or willful misconduct.

Fees	Unless otherwise previously paid, the Plan shall provide for payment and reimbursement of the reasonable, documented out-of-pocket fees and expenses incurred after the Petition Date, including payment of the reasonable fees and expenses of legal and financial advisors, in connection with the Debtors’ Chapter 11 Cases of the Commitment Parties, the Second Lien Notes Indenture Trustee and the indenture trustees for the Unsecured Senior Notes and Unsecured Convertible Debentures.

Commitment Parties Approval Rights	Each substantive document in connection with the Restructuring, including without limitation, the following (but excluding documents related to the Bonding Solution), shall be subject to the reasonable approval of the Requisite Commitment Parties:

•       The Disclosure Statement and the motion and order to approve same;

•       The Plan and any exhibits, supplements, appendices, etc. thereto;

•       The credit agreement and/or indenture for the Exit Facility (if applicable);

•       The credit agreement for the First Lien Exit Facility; provided that the First Lien Exit Facility shall be consistent with the terms consistent with those referenced above;

•       The indenture for the New Second Lien Notes and related documentation (including, without limitation, the security and guaranty documentation and any intercreditor agreements);

•       The corporate constituent documents of the Reorganized Debtors;

•       The documents relating to the Section 1145 Rights Offering;

•       The Confirmation Order;

•       The motion seeking approval of the Backstop Commitment Agreement; and

•       Each other substantive document in connection with the Restructuring.

In addition to the foregoing, the following material documents in connection with the Restructuring shall be in form and substance satisfactory to each Commitment Party:

•       The Term Sheet;

•       The Backstop Commitment Agreement; and

•       The order relating to the Backstop Commitment Agreement.

For the avoidance of doubt, the Plan and any exhibits, supplements, appendices, etc. thereto may not be modified in any way that adversely affects the distributions, recovery, treatment, classification, or other rights or entitlements of the Commitment Parties (either as a group or individually) without the consent of the Requisite Commitment Parties (or the affected Commitment, as applicable).

Conditions to Confirmation

The conditions precedent to confirmation of the Plan (the “Conditions to Confirmation”) shall be customary for a reorganization of this size and type, including, without limitation, the following:

•       The Bankruptcy Court shall have entered an order, in form and substance acceptable to the Plan Proponent and subject to the reasonable approval of the Commitment Parties as set forth herein, approving the adequacy of the Disclosure Statement.

•       All exhibits and other documents necessary for the implementation of the Plan and any related transactions shall be in form and substance acceptable to the Plan Proponent and subject to the reasonable approval of the Requisite Commitment Parties (except for those documents that should be in form and substance satisfactory to each Commitment Party, as set forth above); provided, however, that the Requisite Commitment Parties shall not have any approval rights regarding exhibits and documents relating to the Bonding Solution.

•       The Bankruptcy Court shall have entered the Confirmation Order in form and substance acceptable to the Plan Proponent and subject to the reasonable approval of the Requisite Commitment Parties.

•       The Backstop Commitment Agreement shall not have been terminated.

Each of the foregoing may be waived by the Plan Proponent, subject to the approval rights of the Requisite Commitment Parties set forth above.

Conditions to the Effective Date

The conditions precedent to the occurrence of the Effective Date of the Plan shall be customary for a reorganization of this size and type, and shall include, without limitation, the Conditions to Confirmation set forth in this Term Sheet and the following:

•       All documents and agreements necessary to consummate the Plan shall have been effected or executed;

•       If applicable, the conditions to closing of the Exit Facility shall have occurred or will occur on the Effective Date and the Debtors or Reorganized Debtors, as applicable, shall have received (or will receive in connection with the consummation of the Plan) the amounts required to be funded thereunder.

•       The conditions to consummating the Section 1145 Rights Offering shall have been satisfied or waived by the parties thereto, and the Reorganized Debtors shall have received (or will receive simultaneously with the consummation of the Plan) the amounts required to be funded thereunder in the aggregate gross amount of not less than $1.770 billion;

•       The MEPP Claim shall be resolved in a manner satisfactory to the Plan Proponent, subject to the reasonable approval of the Requisite Commitment Parties if for an amount above the amounts held in reserve by the Debtors for such claim;

•       The Debtors shall have received all authorizations, consents, legal and regulatory approvals, rulings, letters, no-action letters, opinions, or documents that are necessary to implement and consummate the Plan and that are required by law, regulation, or order and any and all steps necessary to consummate the Restructuring in any applicable jurisdictions other than the United States have been effectuated;

•       The Debtors shall have obtained a Bonding Solution to cover all of their self-bonded reclamation obligations in accordance with applicable laws and regulations; and

•       Any waiting period applicable to the Restructuring under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or similar law or statute shall have been terminated or shall have expired;

•       The Backstop Commitment Agreement shall not have been terminated.

•       The Plan and all exhibits to the Plan shall not have been materially amended, altered or modified from the Plan as confirmed by the Confirmation Order, unless such material amendment, alteration or modification are made in accordance with the applicable provisions of the Plan.

Each of the foregoing may be waived by the Debtors, subject to the approval of the Commitment Parties; provided, however, that for the avoidance of doubt, the Effective Date condition relating to the Bonding Solution shall be waivable solely by the Debtors.

Schedule I

BACKSTOP COMMITMENT PERCENTAGE